Exhibit 99.2

CONVERSION APPRAISAL REPORT

NEWALLIANCE BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR

NEW HAVEN SAVINGS BANK

New Haven, Connecticut

Dated As Of:

September 19, 2003

Prepared By:

RP Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

September 19, 2003

Board of Directors

New Haven Savings Bank

195 Church Street

New Haven, Connecticut 06502

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Connecticut Department of Banking in the absence of separate written valuation guidelines.

Plan of Conversion

On July 15, 2003, the Board of Directors adopted a Plan of Conversion (the “Plan”). Pursuant to the Plan, New Haven Savings Bank (“New Haven Savings” or the “Bank”) will be converted from a Connecticut-chartered mutual savings bank to a Connecticut-chartered stock savings bank. NewAlliance Bancshares, Inc. (“NewAlliance” or the “Company”), a Delaware corporation, was recently organized to facilitate the conversion of New Haven Savings. NewAlliance will offer and sell the shares of common stock to be sold in the conversion. It is intended that all of the common stock of New Haven Savings following the conversion will be held by NewAlliance.

Pursuant to the Plan, the Company will offer the public shares of common stock in a subscription offering to Eligible Account Holders, Tax-qualified plans (the “ESOP”), Supplemental Eligible Account Holders, directors, officers and employees of New Haven Savings, and Corporators. Upon completion of the subscription offering, any shares of common stock not subscribed for in the subscription offering will be offered in a direct community offering. The Plan also provides for the establishment of the Newco Charitable Foundation (the “Foundation”) as part of the conversion, which will be funded with a contribution of NewAlliance common stock. The contribution to be made to the Foundation is equal $30.0 million of the value of the shares issued in the conversion offering. The net conversion proceeds retained by the Company will be loaned to the ESOP to fund the ESOP’s stock

RP Financial, LC.

Board of Directors

September 19, 2003

purchases in the offering. The remaining net proceeds along with other funds will be used to fund the acquisition of Connecticut Bancshares, Inc. (“Connecticut Bancshares”) and to fund up to 25% of the acquisition of Alliance Bancorp of New England, Inc. (“Alliance Bancorp”).

On July 15, 2003, the Bank entered into an agreement to acquire Connecticut Bancshares. Connecticut Bancshares is the holding company of Savings Bank of Manchester, headquartered in Manchester, Connecticut. Connecticut Bancshares will merge with and into NewAlliance, and the Savings Bank of Manchester will merge with and into NewAlliance. Connecticut Bancshares and Savings Bank of Manchester will cease to exist as separate entities. Each share of Connecticut Bancshares common stock, and each option to purchase Connecticut Bancshares common stock, will automatically convert into the right to receive $52.00 in cash. It is expected that the aggregate purchase price paid for Connecticut Bancshares will be approximately $587.8 million.

On July 15, 2003, the Bank entered into an agreement to acquire Alliance Bancorp. Alliance Bancorp is the holding company of Tolland Bank, headquartered in Vernon, Connecticut. Alliance Bancorp will merge with and into NewAlliance, and Tolland will merge with and into New Haven Savings. Alliance Bancorp and Tolland Bank will cease to exist as separate entities. Each share of Alliance Bancorp common stock, and each option to purchase Alliance Bancorp common stock, will be converted into and become exchangeable for, at the election of the holder, 2.5 shares of NewAlliance common stock based on the $10.00 conversion offering price per share. Alternatively, shareholders may elect to receive $25.00 in cash, provided cash payments in total shall not exceed 25% of the aggregate Alliance Bancorp consideration. It is expected that the aggregate purchase price paid for Alliance Bancorp will be approximately $70.1 million.

RP Financial, LC.

RP Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our Appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan and pro forma financial tables for purposes of the prospectus and regulatory applications, we are independent of the Bank and the Company and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s and the Company’s regulatory applications, including the prospectus as filed with the FDIC, the Connecticut Department of

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Board of Directors

September 19, 2003

Banking and the Securities Exchange Commission. We have conducted a financial analysis of the Bank that has included a review of its audited financial information for the fiscal years ended 1999 through 2003, a review of various unaudited information and internal financial reports through June 30, 2003, and due diligence related discussions with the Bank’s management; PricewaterhouseCoopers LLP, the Bank’s independent auditor; Tyler Cooper & Alcorn, LLP, the Bank’s counsel in connection with the Plan and merger agreements, and Ryan Beck & Co., Inc., the Bank’s financial and marketing advisor in connection with the Company’s stock offering and acquisitions of Connecticut Bancshares and Alliance Bancorp. Additionally, we have conducted an analysis of Connecticut Bancshares and Alliance Bancorp, including a review of financial documents and discussions with Connecticut Bancshares’ and Alliance Bancorp’s management. All conclusions set forth in the appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Bank operates and have assessed the Bank’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Bank and the industry as a whole. We have analyzed the potential effects of the stock conversion and the Connecticut Bancshares and Alliance Bancorp acquisitions on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the overall conditions in the Bank’s, Connecticut Bancshares’ and Alliance Bancorp’s primary market areas as set forth in demographic, economic and competitive information prepared by SNL Financial and other third party private and governmental sources. We have compared the Bank’s financial performance and condition, incorporating the Connecticut Bancshares and Alliance Bancorp acquisitions, with selected publicly-traded thrifts with similar characteristics as the Bank, as well as all publicly-traded thrifts. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts.

Our Appraisal is based on the Bank’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank, Connecticut Bancshares and Alliance Bancorp and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, Connecticut Bancshares or Alliance Bancorp, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Bank. Our valuation was also predicated on New Haven Savings completing the acquisitions of Connecticut Bancshares and Alliance Bancorp in a manner consistent with their respective merger agreements. The valuation considers the Bank only as a going concern and should not be considered as an indication of the Bank’s liquidation value.

RP Financial, LC.

Board of Directors

September 19, 2003

Our appraised value is predicated on a continuation of the current operating environment for the Bank, Connecticut Bancshares, Alliance Bancorp and for all savings institutions. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that New Haven Savings intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 19, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the 2.5 exchange ratio for the outstanding shares of Alliance Bancorp’s common stock and 3,000,0000 shares to be issued to the Foundation was $750,130,950 at the midpoint. Pursuant to conversion guidelines, the 15% offering range provides for a minimum aggregate value of $652,630,950 and a maximum aggregate value of $847,630,950. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 65,263,095 at the minimum and 84,763,095 at the maximum. In the event the appraised value is subject to an increase, up to 95,975,595 shares may be issued at an issue price of $10.00 per share, for an aggregate market value of $959,755,950, without requiring a resolicitation.

Based on this valuation range, the offering range is as follows: $552,500,000 at the minimum, $650,000,000 at the midpoint, $747,500,000 at the maximum and $859,625,000 at the top of the super maximum. Based on a $10.00 per share offering price, the number of offering shares is as follows: 55,250,000 at the minimum, 65,000,000 at the midpoint, 74,750,000 at the maximum and 85,962,500 at the top of the super maximum.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such

RP Financial, LC.

Board of Directors

September 19, 2003

shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Bank, Connecticut Bancshares and Alliance Bancorp as of June 30, 2003, the date of the financial data included in the regulatory applications and the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank’s, Connecticut Bancshares’ and Alliance Bancorp’s financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and Managing Director

Gregory E. Dunn
Senior Vice President

RP Financial, LC.

TABLE OF CONTENTS

NEW HAVEN SAVINGS BANK

New Haven, Connecticut

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Plan of Conversion	1.1
Acquisition of Connecticut Bancshares, Inc.	1.2
Acquisition of Alliance Bancorp of New England, Inc.	1.3
Strategic Overview	1.4
Reasons for the Acquisitions	1.8
Reasons for Conversion and Use of Proceeds	1.9
Balance Sheet Trends	1.10
Income and Expense Trends	1.19
Interest Rate Risk Management	1.25
Lending Activities and Strategy	1.27
Asset Quality	1.32
Funding Composition and Strategy	1.33
Subsidiaries	1.35
Legal Proceedings	1.38

CHAPTER TWO MARKET AREA

Introduction	2.1
National Economic Factors	2.2
Market Area Demographics	2.5
Regional Economy	2.9
Deposit Trends	2.10
Competition	2.12

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TABLE OF CONTENTS

NEW HAVEN SAVINGS BANK

New Haven, Connecticut

(continued)

DESCRIPTION	PAGE NUMBER

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Financial Condition	3.6
Income and Expense Components	3.9
Loan Composition	3.13
Interest Rate Risk	3.15
Credit Risk	3.17
Summary	3.17

CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.1
Valuation Analysis	4.2
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.6
4. Primary Market Area	4.7
5. Dividends	4.9
6. Liquidity of the Shares	4.9
7. Marketing of the Issue	4.10
A. The Public Market	4.10
B. The New Issue Market	4.15
C. The Acquisition Market	4.17
8. Management	4.17
9. Effect of Government Regulation and Regulatory Reform	4.19
Summary of Adjustments	4.19
Valuation Approaches	4.20
1. Price-to-Earnings (“P/E”)	4.21
2. Price-to-Book (“P/B”)	4.22
3. Price-to-Assets (“P/A”)	4.24
Comparison to Recent Conversions	4.24
Valuation Conclusion	4.25

RP Financial, LC.

LIST OF TABLES

NEW HAVEN SAVINGS BANK

New Haven, Connecticut

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.11
1.2	Historical Income Statements	1.20

2.1	Demographic Data	2.6
2.2	Unemployment Data	2.10
2.3	Deposit Summary	2.11
2.4	Market Area Counties Deposit Competitors	2.13

3.1	Peer Group of Publicly-Traded Thrifts	3.3
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.10
3.4	Loan Portfolio Composition and Related Information	3.14
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	3.16
3.6	Credit Risk Measures and Related Information	3.18

4.1	Market Area Unemployment Rates	4.8
4.2	Pricing Characteristics and After-Market Trends Recent Conversions Completed (Last Three Months	4.16
4.3	Market Pricing Comparatives	4.18
4.4	Public Market Pricing	4.23

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I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

New Haven Savings Bank (“New Haven Savings” or the “Bank”), organized in 1838, is a Connecticut-chartered mutual savings bank headquartered in New Haven, Connecticut. The Bank serves Southeastern Connecticut through 36 branch offices located in the counties of New Haven and Middlesex. The Bank’s primary regulator is the Connecticut Department of Banking. New Haven Savings is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (“FDIC”). As of June 30, 2003, New Haven Savings had $2.4 billion in assets, $1.8 billion in deposits and total equity of $402.1 million, equal to 16.4% of total assets. New Haven Savings’ audited financial statements are included by reference as Exhibit I-1.

Plan of Conversion

On July 15, 2003, the Board of Directors adopted a Plan of Conversion (the “Plan”). Pursuant to the Plan, New Haven Savings will be converted from a Connecticut-chartered mutual savings bank to a Connecticut-chartered stock savings bank. NewAlliance Bancshares, Inc. (“NewAlliance” or the “Company”), a Delaware corporation, was recently organized to facilitate the conversion of New Haven Savings. NewAlliance will offer and sell the shares of common stock to be sold in the conversion. It is intended that all of the common stock of New Haven Savings following the conversion will be held by NewAlliance.

The Plan provides for the establishment of the NewAlliance Foundation (the “Foundation”) as part of the conversion offering. The Foundation will be funded with authorized but unissued shares of common stock contributed by New Alliance in an amount equal to $30.0 million. The Foundation is intended to complement the Bank’s existing community reinvestment activities and will be dedicated to providing financial support to local organizations whose focus includes education and area youth, health care, community development and the arts.

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Acquisition of Connecticut Bancshares, Inc.

On July 15, 2003, the Bank entered into an agreement to acquire Connecticut Bancshares, Inc. (“Connecticut Bancshares”). Connecticut Bancshares is the holding company of Savings Bank of Manchester, headquartered in Manchester, Connecticut. Connecticut Bancshares will merge with and into NewAlliance, and the Savings Bank of Manchester will merge with and into the Bank. Connecticut Bancshares and Savings Bank of Manchester will cease to exist as separate entities. Each share of Connecticut Bancshares common stock, and each option to purchase Connecticut Bancshares common stock, will automatically convert into the right to receive $52.00 in cash. It is expected that the aggregate purchase price paid for Connecticut Bancshares will be approximately $587.8 million. Based on Connecticut Bancshares’ consolidated balance sheet at June 30, 2003 and estimated purchase accounting adjustments, total intangible assets resulting from the acquisition have been estimated to equal $429.7 million.

Connecticut Bancshares is a Delaware corporation organized in October 1999 for the purpose of becoming the holding company for Savings Bank of Manchester upon the conversion of its former parent holding company, Connecticut Bankshares, M.H.C from a mutual to stock form of organization. The conversion was completed on March 1, 2000. In connection with the conversion, Connecticut Bancshares sold 10,400,000 shares of its common stock at a purchase price of $10.00 per share and issued an additional 832,000 shares to SBM Charitable Foundation, Inc., a charitable foundation established by the Savings Bank of Manchester. Connecticut Bancshares used 50% of the net proceeds from the conversion to buy all of the common stock of Savings Bank of Manchester and retained the remaining 50% which was primarily invested in fixed income securities. As of June 30, 2003, Connecticut Bancshares reported consolidated assets of $2.6 billion, deposits of $1.6 billion and stockholders’ equity of $249.5 million, equal to 9.5% of total assets. Connecticut Bancshares’ reported earnings for the twelve months ended June 30, 2003 equaled $29.1 million or approximately 1.14% of average assets.

Savings Bank of Manchester

Savings Bank of Manchester was founded in 1905 and is currently regulated by the Connecticut Department of Banking and the FDIC. Savings Bank of Manchester is headquartered in Manchester, Connecticut in Hartford County. Savings Bank of Manchester’s

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primary deposit and lending areas are concentrated in the communities surrounding its 28 banking offices located in Hartford, Tolland and Windham Counties. The three county market area served by the branch network is located in central and east-central Connecticut. Savings Bank of Manchester is a community-oriented savings bank, which provides retail and commercial banking services. On the asset side of the balance sheet, Savings Bank of Manchester’s loan portfolio consists primarily of residential mortgage loans. Areas of lending diversification include commercial real estate, consumer, construction and commercial business loans. Investments held by Savings Bank of Manchester consist primarily of mortgage-backed securities, followed by U.S. Government and agency securities. Retail deposits serve as the principal funding source for Savings Bank of Manchester, which is supplemented with borrowings that consist primarily of FHLB advances.

Acquisition of Alliance Bancorp of New England, Inc.

On July 15, 2003, the Bank entered into an agreement to acquire Alliance Bancorp of New England, Inc. (“Alliance Bancorp”). Alliance Bancorp is the holding company of Tolland Bank, headquartered in Vernon, Connecticut. Alliance Bancorp will merge with and into NewAlliance, and Tolland Bank will merge with and into New Haven Savings. Alliance Bancorp and Tolland Bank will cease to exist as separate entities. Each share of Alliance Bancorp common stock, and each option to purchase Alliance Bancorp common stock, will be converted into and become exchangeable for, at the election of the holder, 2.5 shares of NewAlliance common stock based on the $10.00 conversion offering price per share. Alternatively, shareholders may elect to receive $25.00 in cash, provided cash payments in total shall not exceed 25% of the aggregate Alliance Bancorp consideration. It is expected that the aggregate purchase price paid for Alliance Bancorp will be approximately $70.1 million. Based on Alliance Bancorp’s consolidated balance sheet at June 30, 2003 and estimated purchase accounting adjustments, total intangible assets resulting from the acquisition have been estimated to equal $52.6 million.

Alliance Bancorp is a Delaware corporation that was organized in 1997 as the holding company for Tolland Bank, which is its principal asset. The holding company was organized subsequent to Tolland Bank’s conversion from mutual to stock form of ownership, which was

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completed in 1986. Alliance Bancorp has established two Delaware statutory trusts for the sole purpose of facilitating the issuance of a total of $7.0 million of trust preferred securities. Alliance Bancorp does not transact any material business other than through Tolland Bank. As of June 30, 2003, Alliance Bancorp reported consolidated assets of $429.2 million, deposits of $335.9 million and stockholders’ equity of $30.4 million, equal to 7.1% of total assets. Alliance Bancorp’s reported earnings for the twelve months ended June 30, 2003 equaled $3.6 million or approximately 0.86% of average assets.

Tolland Bank

Tolland Bank was founded in 1841 and is currently regulated by the Connecticut Department of Banking and the FDIC. Tolland Bank is headquartered in Vernon, Connecticut in Tolland County. Tolland Bank’s market area is centered in Tolland County, a suburban and rural area east of Hartford. Tolland Bank operates nine offices, eight of which are located in Tolland County. Tolland Bank’s South Windsor office is located in Hartford County. Much of the market area served by Tolland Bank is part of the Greater Hartford metropolitan area. Tolland Bank is a community-oriented savings association, which provides retail and commercial banking services in the areas surrounding its nine full service banking offices. On the asset side of the balance sheet, Tolland Bank’s loan portfolio consists primarily of commercial real estate and residential mortgage loans. Areas of lending diversification include consumer, construction, commercial business and government guaranteed loans. Investments held by Tolland Bank consist primarily of mortgage-backed securities, followed by U.S. Government and agency securities, corporate debt, trust preferred securities and marketable equities. Retail deposits serve as the principal funding source for Tolland Bank, which is supplemented with borrowings that consist primarily of FHLB advances.

Strategic Overview

New Haven Savings is a community-oriented financial institution, which emphasizes the offering of traditional financial services to individuals and businesses within the markets served by the Bank’s 36 branch offices and nearby surrounding markets. New Haven Savings offers a comprehensive range of personal and business banking products, services and expertise through

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36 branch offices, 31 ATM-equipped branch locations plus two off-site ATM locations, 24-hour phone access, an online banking package and a network of in-branch and field-based loan officers, mortgage professionals, business account executives, trust officers, investment and insurance advisors, branch managers and tellers. Through the acquisitions of Connecticut Bancshares and Alliance Bancorp, the Bank will expand its market presence into central and eastern Connecticut which is expected to facilitate opportunities to develop full service banking relationships with the current customers of Connecticut Bancshares and Alliance Bancorp, as well as develop new banking relationships through offering a more comprehensive range of products and services than currently offered by either Connecticut Bancshares or Alliance Bancorp.

Historically, New Haven Savings’ operating strategy has been fairly reflective of a traditional thrift operating strategy, in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Bank’s assets and liabilities, respectively. Lending diversification by the Bank has been most notable in the areas of commercial real estate, commercial business and consumer loans. To a lesser extent, the Bank’s loan portfolio composition also reflects diversification into construction and land development loans. In recent years, the Bank’s loan portfolio composition has exhibited a declining concentration of 1-4 family permanent mortgage and growing concentrations of other loan types. The shift towards a more diversified loan portfolio composition reflects the Bank’s strategic emphasis on pursuing a greater degree of loan diversification, as well as a declining balance of 1-4 family permanent mortgage loans. The decline experienced in the 1-4 family loan portfolio has been attributable to accelerated repayments resulting from borrowers refinancing into lower rate loans and the Bank’s general philosophy of selling originations of fixed rate 1-4 family loans with terms of 30 years.

Implementation of a more diversified lending strategy has been pursued to enhance the yield and interest rate sensitivity of the loan portfolio. The Bank has sought to limit the credit risk exposure associated with diversification into higher risk types of loans, through emphasizing origination of such loans in local and stable markets, and establishing lending relationships with favorable credit histories. The Bank also seeks to limit credit risk exposure on commercial business loans through emphasizing origination of smaller balance fully collateralized loans.

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Theses strategies, as well as the Bank’s historical lending emphasis on originating relatively low risk 1-4 family permanent mortgage loans, quality underwriting, maintenance of sound credit standards for new loan originations and relatively favorable economic and real estate market conditions have facilitated maintenance of low delinquency ratios in recent years.

Investments serve as a supplement to the Bank’s lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. Investments securities held by the Bank consist primarily of mortgage-backed securities and collateralized mortgage obligations (“CMOs”). The Bank’s investment portfolio also includes U.S. Government and agency securities, asset-backed securities that are secured by auto loans, municipal bonds, marketable equity securities, money market funds, trust preferred securities, short-term obligations, other debt securities, and FHLB stock.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. In recent years, deposit growth has been realized through growth of transaction and savings accounts, which constitute the largest component of the Bank’s deposit composition. The Bank’s strategic plan is to build deposit market share through acquisitions and de novo branching. The acquisitions of Connecticut Bancshares and Alliance Bancorp will significantly increase the Bank’s deposit base and is expected to facilitate additional growth opportunities through the introduction of the Bank’s broader array of financial services in the markets that are currently served by Connecticut Bancshares and Alliance Bancorp. The Bank’s deposit composition will not be significantly altered by the deposits acquired from Connecticut Bancshares and Alliance Bancorp, as transaction and savings accounts will continue to comprise the largest portion of the combined entity’s deposit base.

Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Bank’s primary source of borrowed funds and, to a lesser extent, the Bank has utilized reverse repurchase agreements as a source of borrowings. FHLB advances held by the Bank have fixed rate terms, most of which have remaining terms of more than three years. Following the conversion and acquisitions, the Bank may use additional borrowings to fund asset growth. Additionally, it is contemplated that some of Connecticut Bancshares FHLB advances may be liquidated and replaced with longer

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term FHLB advances to hedge against the interest rate risk associated with Connecticut Bancshares’ holdings of 30-year fixed rate mortgages.

New Haven Savings’ earnings base is largely dependent upon net interest income and operating expense levels. The Bank has maintained a relatively healthy and stable net interest margin, which has been supported by maintenance of a favorable ratio of interest-earning assets relative to interest-bearing liabilities (“IEA/IBL”) and a low cost of funds that is supported by the relatively high concentration of transaction and savings accounts comprising total deposits. However, over the past three and one-quarter fiscal years, the Bank has experienced some compression in the net interest margin as the decline in yield income has been more significant relative to funding costs. The more significant decline in yield income reflects the impact of a prolonged and significant decline in market interest rates and a decline in the concentration of loans comprising the Bank’s total assets.

The Bank’s operating expenses have increased as percent of average assets in recent years, which in part has been related to an increase investment in delivery channels, infrastructure and technology to facilitate implementation of fee enhancement programs and growth strategies. In addition to fees and charges generated from the deposit base, the Bank’s strategy has emphasized growth of non-interest income sources through cross-selling products and services that provide fee income, such as investment advisory services, insurance products and trust services. It is the Bank’s expectation that growth of fee-based income will be enhanced through the acquisitions of Connecticut Bancshares and Alliance Bancorp, which will provide for the introduction of these products and services to a larger customer base and in an expanded geographic market area.

In recent years, New Haven Savings’ has experienced a decline in earnings from peak levels, reflecting the Bank’s emphasis on managing interest rate risk and credit risk as opposed to maximizing spreads during a period of sharply declining interest rates. Additionally, earnings have been negatively impacted by higher operating expenses associated with implementation of programs and services that will serve to strengthen the Bank’s market position as a full service community bank. It is the Bank’s expectation that through the implementation of its strategies and the expansion of market area and customer base provided by the acquisitions of Connecticut Bancshares and Alliance Bancorp, the Bank will be postured to serve as a full service community

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bank with competitive services and products that will facilitate growth of the franchise and earnings without comprising credit risk and interest rate risk.

Reasons for the Acquisitions

The acquisitions of Connecticut Bancshares and Alliance Bancorp are expected to be beneficial to the Bank’s operations in a number of ways. Most notably, the acquisitions will provide expansion of market area and strengthen the Bank’s competitive position. The acquisitions will improve New Haven Savings’ Connecticut deposit market position from 8th to 5th and increase its Connecticut deposit market share from 2.8% to 5.9%. The acquisitions move New Haven Savings into Hartford, Tolland and Windham Counties. New Haven Savings will maintain the largest market share of deposits in Tolland County, with over 37% of the deposits. New Haven Savings will maintain the 5th largest market share of Hartford County deposits (7%) and rank 10th in deposit market share in Windham County (2.7%). A map of the Bank’s, Connecticut Bancshares’ and Alliance Bancorp’s office locations is presented in Exhibit I-2. Other reasons for the merger are set forth below.

•	The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Bank’s branches.

•	The combined entity will offer a broader base of customer services than currently offered by each of the institutions independently, which will facilitate cross-selling of additional products and services to a larger customer base.

•	Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:

•	Reduction in personnel expenses through branch closings and consolidation of certain back office and management positions;

•	Reduction of certain professional services, such as legal, audit and tax and consulting;

•	Spreading securities and shareholder reporting expenses over a larger base; and,

•	The larger asset size, capital base and market capitalization that will result from the acquisitions will better position the Company to pursue other strategic acquisitions.

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It is anticipated that the senior management of New Haven Savings will continue in their current roles following the acquisitions. There will be some consolidation of Alliance Bancorp’s and Connecticut Bancshares’ senior management positions and administrative staffs following the acquisitions. Peyton R. Patterson, current Chairman, President and Chief Executive Officer of New Haven Savings, will continue to serve in that capacity following the acquisitions. Two Directors from Connecticut Bancshares’ Board of Directors and Alliance Bancorp’s President and Chief Executive Officer will join the Board of Directors of New Haven Savings that will result in a 14-member Board of Directors for the Company and New Haven Savings.

Reasons for Conversion and Use of Proceeds

A key component of the Bank’s business plan is to complete a conversion offering. The conversion will support growth of market share and competitive position, most notably through the acquisitions Connecticut Bancshares and Alliance Bancorp. The conversion proceeds will be utilized as the primary source of funds for purposes of funding the cash acquisition of Connecticut Bancshares. Additionally, the conversion and increased capital resources that will result from the sale and issuance of common stock will support: (1) expansion of lending and deposit gathering activities with broader distribution outlets throughout Connecticut; (2) investment in the Bank’s operational infrastructure; and (3) expansion and diversification of operations through acquisitions of other financial institutions or fund de novo branching activities. The projected use of proceeds is highlighted below.

•	The Company. The Company will retain up to 100% of the net conversion proceeds after expenses. Proceeds retained by the Company along with other funds, net of the loan to the ESOP, will be used to fund the acquisition of Connecticut Bancshares and up to 25% of the acquisition of Alliance Bancorp. Over time, Company funds may be utilized for various corporate purposes, including the possible payment of regular and/or special cash dividends, acquisitions, infusing additional equity into the Bank and/or repurchases of common stock.

•	The Bank. It has been assumed that all of the net proceeds will be retained by the Company and no proceeds will be infused into the Bank. Under the terms of the acquisition agreements with Connecticut Bancshares and Alliance Bancorp, their respective bank subsidiaries, Savings Bank of Manchester and Tolland Bank, will be merged into New Haven Savings.

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Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data from March 31, 1999 through June 30, 2003, and the Bank’s consolidated pro forma balance sheet at June 30, 2003, giving effect to the acquisitions of Connecticut Bancshares and Alliance Bancorp before incorporating the capital to be raised in the stock offering. The following paragraphs describe the historical balance sheet trends for New Haven Savings on a pre-acquisition basis. The pro forma balance sheet impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp will be discussed at the end of this section.

From March 31, 1999 through June 30, 2003, New Haven Savings’ assets increased at an annualized rate of 4.2%. General trends in the Bank’s interest-earning asset composition reflect that the loans receivable balance has trended lower as a percent of assets. The decline in the loans receivable ratio has resulted from cash and investments sustaining asset growth during the past four and one-quarter fiscal years, while the loans receivable balance declined at an annualized rate of 0.2% during the period. Loan growth has been limited by shrinkage of the 1-4 family loan portfolio, reflecting the impact of accelerated repayments of 1-4 family loans caused by borrowers refinancing into lower rate loans and the Bank’s general philosophy of selling originations of 1-4 family loans that have 30-year fixed rate terms. The decline in the 1-4 family loan portfolio has been substantially offset by growth of other types of loans, particularly growth of commercial real estate, commercial business and consumer loans. Overall, loans receivable declined from 58.2% of assets at year fiscal year end 1999 to 48.5% of assets at June 30, 2003, while cash and investment securities increased from 38.6% of assets at fiscal year end 1999 to 48.5% of assets at June 30, 2003. Asset growth has been primarily funded by deposit growth, although the Bank’s use of borrowings became more prominent in fiscal 2003 and the quarter ended June 30, 2003. A summary of New Haven Savings’ key operating ratios for the past five and one-quarter years is presented in Exhibit I-3.

Trends in the Bank’s loan portfolio composition reflect the impact of the decline experienced in the 1-4 family loan portfolio, as well the current business plan of a pursuing a more diversified lending strategy. Over the past five and one-quarter years, the concentration of 1-4 family permanent mortgage loans comprising total loans declined from 70.6% at fiscal year end 1999 to 50.1% at June 30, 2003. Comparatively, over the same time period, commercial real

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estate and multi-family loans increased from 16.3% to 22.5% of total loans, commercial business loans increased from 3.4% to 7.5% of total loans and consumer loans increased from 7.3% to 18.6% of total loans. Construction and land development loans have also become a smaller part of the Bank’s total loan portfolio composition, declining from 2.4% to 1.3% of total loans. Growth of the commercial real estate and multi-family loan portfolio has been realized through growth of commercial real estate loans, while consumer loan growth has been primarily realized through growth of home equity loans.

The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting New Haven Savings’ overall credit and interest rate risk objectives. Over the past five and one-quarter years, the Bank’s level of cash and investment securities (exclusive of FHLB stock) ranged from a low of 38.6% of assets at fiscal year end 1999 to a high of 48.5% of assets at June 30, 2003. Mortgage-backed securities comprise the most significant component of the Bank’s investment portfolio, with the portfolio consisting substantially of mortgage-pass-through certificates and collateralized mortgage obligations (“CMOs”) that are guaranteed or insured by a federal agency. CMOs held by the Bank also include obligations of private issuers, which equaled $35.1 million at June 30, 2003. Mortgage-backed securities and CMOs are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with New Haven Savings’ investment philosophy. As of June 30, 2003, the portfolio consisted substantially of adjustable rate securities with repricing periods of up to seven years and fixed rate securities with estimated average lives of less than five years. The Bank’s portfolio of mortgage-backed securities and CMOs totaled $825.3 million at June, 2003 and was classified as available for sale. As of June 30, 2003, the net unrealized gain on the portfolio of mortgage-backed securities and CMOs equaled $7.4 million.

In addition to the portfolio of mortgage-backed securities, investment securities held by the Bank consist of U.S. Government and agency securities ($58.7 million), municipal bonds ($9.1 million), asset-backed securities that are secured by auto loans ($16.8 million), marketable equity securities ($40.2 million), money market funds ($7.7 million), trust preferred securities ($58.1 million), short-term obligations ($55.2 million), other debt securities ($52.4 million) and FHLB stock ($13.8 million). To facilitate management of interest rate risk, most of the

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investment portfolio matures or reprices within five years and, except for $350,000 of debt securities, the entire portfolio is maintained as available for sale. As of June 30, 2003, the net unrealized loss on the Bank’s portfolio of investment securities, exclusive of mortgage-backed securities and CMOs, equaled $1.7 million. The investment securities portfolio, inclusive of mortgage-backed securities, CMOs and FHLB stock, totaled $1.1 billion, which equaled 46.5% of assets at June 30, 2003. The Bank also maintained cash and cash equivalents of $63.1 million as of June 30, 2003, which equaled 2.6% of assets. Exhibit I-4 provides historical detail of the Bank’s investment portfolio.

Over the past five and one-quarter fiscal years, New Haven Savings’ funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From fiscal year end 1999 through June 30, 2003, the Bank’s deposits increased at an annual rate of 2.7%. Growth of deposits was sustained throughout the past four and one-quarter years, with the most notable growth occurring in fiscal 2003. The ratio of deposits funding assets declined from 78.9% at fiscal year end 1999 to 74.3% at June 30, 2003, as borrowings and capital funded a larger portion of the Bank’s asset growth. In recent years, deposit growth has been realized through growth of transaction and savings accounts, while the balance of CDs has declined. Accordingly, the Bank’s deposit composition has exhibited a shift towards a higher concentration of transaction and savings accounts. Money market accounts have represented the most significant growth area in transaction and savings accounts. Growth of the money market account has been facilitated by the Bank’s promotion of a new money market account product that is combined with a checking account. The low interest rate environment is also believed to have contributed to the increase in money market deposits, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. As of June 30, 2003, transaction and savings accounts equaled 71.0% of total deposits and CDs equaled 29.0% of total deposits.

Borrowings serve as an alternative funding source for the Bank to support management of funding costs and interest rate risk. Borrowings as a percent of assets ranged from a low of 4.5% at fiscal year end 2000 to a high of 7.5% at June 30, 2003. The Bank held borrowings of $182.4 million at June 30, 2003, which consisted of $151.1 million of FHLB advances, $29.3 million of customer repurchase agreements and a $2.0 million mortgage loan payable. FHLB

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advances held by the Bank consist substantially of fixed rate notes with remaining terms of more than three years.

The Bank’s capital increased at a 7.8% annual rate over the past four and one-quarter years, which was realized through the retention of earnings. Capital growth outpaced the Bank’s asset growth rate, as New Haven Savings’ equity-to-assets ratio increased from 14.2% at fiscal year end 1999 to 16.4% at June 30, 2003. The Bank’s tangible capital was substantially equivalent to total capital at June 30, 2003. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2003.

Connecticut Bancshares Balance Sheet Trends

From December 31, 1998 through June 30, 2003, Connecticut Bancshares’ assets increased at an annual rate of 21.1%. The Bank’s most significant asset growth occurred in 2001, as the result of the acquisition of First Federal of East Hartford (“First Federal”). The acquisition of First Federal was completed on August 31, 2001 and added approximately $1.1 billion of assets to Connecticut Bancshares’ balance sheet. Loan growth has accounted for most of Connecticut Bancshares’ asset growth over the past four and one-half years, although the balance of investments maintained by Connecticut Bancshares has also increased significantly since year end 1998. Growth has been primarily funded by deposits and, to a lesser extent, increased utilization of borrowings and capital growth. Connecticut Bancshares’ deposits increased at a 15.2% annual rate over the past four and one-half years, which was largely supported by the deposits acquired through the acquisition of First Federal.

Loans constitute the largest component of Connecticut Bancshares’ interest-earning asset composition, although loans have increased at a slower rate than investments over the past four and one-half years. Loan receivable declined from 72.8% of assets at year end 1998 to 62.9% of assets at June 30, 2003, while investments increased from 19.9% of assets at year end 1998 to 32.9% of assets at June 30, 2003. Connecticut Bancshares’ loan portfolio is concentrated in 1-4 family permanent mortgage loans (58.3% of total loans), with commercial real estate/multi-family loans (17.7% of total loans) and commercial business loans (11.5% of total loans) constituting the primary areas of lending diversification. Lending diversification by Connecticut

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Bancshares also includes consumer loans (8.3% of total loans) and construction loans (4.2% of total loans).

Mortgage-backed securities and CMOs comprise the most significant component of Connecticut Bancshares’ investment portfolio, with the portfolio consisting substantially of mortgage-pass-through certificates and CMOs that are guaranteed or insured by a federal agency. CMOs held by Connecticut Bancshares also include obligations of private issuers, which equaled $13.8 million at June 30, 2003. Connecticut Bancshares’ portfolio of mortgage-backed securities and CMOs totaled $471.3 million at June 30, 2003. In addition to mortgage-backed securities, other investments held by Connecticut Bancshares at June 30, 2003 consisted of U.S. Government and agency securities ($92.3 million), asset-backed securities ($70.3 million), municipal bonds ($24.7 million), corporate bonds ($54.0 million), marketable equity securities (418.6 million), debt mutual funds ($9.4 million), other equities ($1.4 million) and FHLB stock ($30.8 million). Connecticut Bancshares’ entire investment portfolio was classified as available for sale at June 30, 2003 and reflected a net unrealized gain of $24.3 million. As of June 30, 2003, Connecticut Bancshares maintained total cash and investments, inclusive of mortgage-backed securities, of $860.6 million, equaling 32.9% of assets. Overall, Connecticut Bancshares’ investment portfolio is composed of securities that are consistent with the Bank’s investment strategy and, thus, upon completion of the acquisition, Connecticut Bancshares’ investment portfolio will be incorporated into the Bank’s investment portfolio. Subsequent to June 30, 2003, Connecticut Bancshares decided to liquidate its marketable equity security portfolio. The portfolio had a fair value of $18.6 million and an amortized cost of $14.7 million as of June 30, 2003. Connecticut Bancshares expects the liquidation of the portfolio to be completed prior to September 30, 2003.

Connecticut Bancshares also maintains an investment in bank-owned life insurance (“BOLI”) policies, which cover the lives of some of its employees and directors. Connecticut Bancshares is the owner and beneficiary of the policies. The purpose of its BOLI investment is to provide funding for employee benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2003, the cash surrender value of Connecticut Bancshares’ BOLI equaled $45.0 million.

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Deposits serve as the primary funding source for Connecticut Bancshares assets, although borrowings have become a more prominent funding source over the past four and one-half years. The ratio of deposits-to-assets has declined from 77.2% at year end 1998 to 61.8% at June 30, 2003. Comparatively, borrowings-to-assets increased from 11.2% at year end 1998 to 27.7% at June 30, 2003. Similar to New Haven Savings, recent trends in Connecticut Bancshares’ deposit composition reflect a shift towards a higher concentration of transaction and savings accounts. As of June 30, 2003, transaction and savings accounts equaled 62.5% of total deposits and CDs equaled 37.5% of total deposits. Connecticut Bancshares maintains a similar borrowing structure as the Bank, as borrowings consisted of $575.4 million of FHLB advances and $124.3 million of customer repurchase agreements at June 30, 2003. Approximately 63% of Connecticut Bancshares’ FHLB advances had remaining terms of more than one year at June 30, 2003.

Connecticut Bancshares’ equity increased at a 19.3% annual rate over the past four and one-quarter years. Most of Connecticut Bancshares capital growth was the result of the mutual-to-stock conversion completed in 2000, which raised gross proceeds of $104.0 million. Capital growth has been partially offset by dividend payments and share repurchases. Connecticut Bancshares’ equity-to-assets ratio equaled 9.5%t at June 30, 2003, versus a comparable ratio of 10.2% at year end 1998.

Alliance Bancorp Balance Sheet Trends

From December 31, 1998 through June 30, 2003, Alliance Bancorp’s assets increased at an annual rate of 9.6%. Asset growth has been primarily sustained by loan growth over the past four and one-half years, which comprise the largest portion of Alliance Bancorp’s interest-earning assets. Asset growth has been primarily funded by deposits and, to a lesser extent, increased utilization of borrowings and capital growth. Alliance Bancorp’s deposits increased at a 7.8% annual rate over the past four and one-half years.

Net loans receivable equaled 64.1% of Alliance Bancorp’s assets at June 30, 2003, which was the same ratio maintained at year end 1998. Alliance Bancorp’s loan portfolio is primarily diversified among commercial/multi-family loans (33.6% of total loans) and residential mortgage loans (31.2% of total loans). Lending diversification by Alliance Bancorp also

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includes commercial business loans (14.2% of total loans), consumer loans (13.5% of total loans) and government guaranteed loans (7.5% of total loans).

Mortgage-backed securities and CMOs comprise the most significant component of Alliance Bancorp’s investment portfolio and consist substantially of pass-through certificates guaranteed or insured by a federal agency. Alliance Bancorp’s portfolio of mortgage-backed securities totaled $27.6 million at June 30, 2003. In addition to mortgage-backed securities, other investments held by Alliance Bancorp at June 30, 2003 consisted of U.S. Government and agency securities ($19.4 million), trust preferred securities ($18.9 million), corporate bonds ($12.4 million), marketable equity securities ($12.3 million) and FHLB stock and other non-marketable securities ($2.8 million). Alliance Bancorp’s entire investment portfolio was classified as available for sale at June 30, 2003 and reflected a net unrealized gain of $878,000 at June 30, 2003. As of June 30, 2003, Alliance Bancorp maintained total cash and investments, inclusive of mortgage-backed securities, of $133.0 million, equaling 31.0% of assets. Overall, with the exception of the marketable equity securities portfolio and corporate bond portfolio, Alliance Bancorp’s investment portfolio is composed of securities that are consistent with the Bank’s investment strategy. Upon completion of the acquisition, it is anticipated that the Bank will sell Alliance Bancorp’s low grade and longer maturity corporate bonds.

Alliance Bancorp also maintains an investment in BOLI policies, which cover the lives of some of its employees and directors. Alliance Bancorp is the owner and beneficiary of the policies. The purpose of its BOLI investment is to provide funding for employee benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2003, the cash surrender value of Alliance Bancorp’s BOLI equaled $6.4 million.

Deposits serve as the primary funding source for Alliance Bancorp’s assets, although borrowings have become a slightly more prominent funding source over the past four and one-half years. The ratio of deposits-to-assets has declined from 84.6% at year end 1998 to 78.3% at June 30, 2003. Comparatively, borrowings-to-assets increased from 8.3% at year end 1998 to 13.6% at June 30, 2003. Similar to New Haven Savings and Connecticut Bancshares, recent trends in Alliance Bancorp’s deposit composition reflect a shift towards a higher concentration of transaction and savings accounts. As of June 30, 2003, transaction and savings accounts

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equaled 61.2% of total deposits and CDs equaled 38.8% of total deposits. Alliance Bancorp maintained $58.3 million of borrowings at June 30, 2003, consisting of $51.3 million of FHLB advances and $7.0 of trust preferred securities. Most of Alliance Bancorp’s FHLB advances had remaining terms of more than five years, as of June 30, 2003. The trust preferred debt consists of two $3.5 million issues with fixed interest rates of 9.40% and 10.88% and dates of maturity in 2029 and 2030. Alliance Bancorp’s capital growth was realized substantially through retention of earnings, which was partially negated by dividend payments. Alliance Bancorp’s equity-to-assets ratio equaled 7.1%t at June 30, 2003, versus a comparable ratio of 6.4% at year end 1998.

Pro Forma Balance Sheet Impact of the Acquisitions

The pro forma balance sheet impact of the acquisitions is shown in Table 1.1 as of June 30, 2003. On the asset side of the balance sheet, the acquisitions will serve to increase the concentration of loans and decrease the concentration of cash and investments that comprise interest-earning assets. Loans increase from 48.5% of assets to 59.0% of assets on a pro forma combined basis, while cash and investments (including FHLB stock) decrease from 49.1% of assets to 28.5% of assets on a pro forma combined basis. Overall, the level of interest-earning assets decline from 97.6% of assets to 87.5% of assets on a pro forma combined basis, as the result of the goodwill and intangibles created by the acquisitions. The Bank maintained a nominal balance of goodwill and intangibles at June 30, 2003, while on a pro forma combined basis goodwill and intangibles equaled 9.1% of assets. On the liability, the level of deposits and borrowings funding assets will decrease and increase, respectively, on a pro forma combined basis. Deposits decrease from 74.3% of assets to 71.2% of assets on a pro forma combined basis, while borrowings increase from 7.5% of assets to 18.4% of assets on a pro forma combined basis. Before factoring in the impact of the net conversion proceeds, the Bank’s equity-to-asset ratio declines from 16.4% at June 30, 2003 to 8.6% on a pro forma combined basis. Before factoring in the impact of the net conversion proceeds, tangible equity is slightly negative on a pro forma combined basis.

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Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements from the fiscal year ended March 31, 1999 through the twelve months ended June 30, 2003, as well as the Bank’s pro forma income statement for the twelve months ended June 30, 2003 giving effect to the acquisitions of Connecticut Bancshares and Alliance Bancorp. The following paragraphs describe the historical income statements of New Haven Savings on a pre-acquisition basis. The pro forma income statement impact of the acquisitions is discussed at the end of this section.

Earnings for the Bank over the past five and one-quarter years ranged from a low of 0.95% of average assets for the twelve months ended June 30, 2003 to a high of 1.58% of average assets in fiscal year 2000. Net interest income and operating expenses represent the primary components of New Haven Savings’ core earnings. Non-interest operating income also contributes to the Bank’s core earnings and has been source of earnings growth. Loan loss provisions have not been a factor in the Bank’s earnings since fiscal 1999, reflecting New Haven Savings’ emphasis on relatively low risk 1-4 family lending and overall favorable credit quality of the loan portfolio. With the exception of fiscal 2002, income generated through sources of non-operating income have positively impacted the Bank’s earnings over the five and one-quarter fiscal years.

New Haven Savings has maintained a relatively strong net interest margin throughout the period shown in Table 1.2, which has been facilitated by the Bank’s favorable IEA/IBL ratio and low cost of funds. Over the past five and one-quarter years, the Bank’s net interest income to average assets ratio ranged from a low of 3.18% during the twelve months ended June 30, 2003 to a high of 3.70% during fiscal year 2001. The downward trend reflected in the Bank’s net interest margin since fiscal 2001 has been the result of a more significant reduction in yield earned on interest-earning assets relative to the decline in funding costs. Most notably, the loss of yield income resulting from accelerated repayments of 1-4 family loans and mortgage-related securities has not been offset by a comparable reduction in funding costs. Overall, the Bank’s interest rate spread declined from 3.05% in fiscal 2001 to 2.95% during the twelve months ended June 30, 2003. The more significant decline in yield reflects the implementation of the Bank’s interest rate risk management strategies to hedge against rising interest rates. These strategies include selling originations of 30-year fixed rate loans and utilizing longer-term fixed rate FHLB

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advances to fund asset growth. Additionally, the Bank’s ability to realize further reductions in core deposit costs is limited, since current rates paid on those accounts have already been reduced to near bottom levels. The Bank’s historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a source of earnings growth for the Bank, but has remained fairly stable relative to average assets. Over the past five and one-quarter years, non-interest operating income ranged from a low of 0.56% of average assets during fiscal year 2000 to a high of 0.68% during the fiscal year ended 2002. For the twelve months ended June 30, 2003, non-interest operating income equaled 0.65% of average assets. Service charges on deposits, investment and insurance fees, trust fees, rental income and loan and servicing fees constitute the primary components of the Bank’s non-interest operating income. Non-interest operating income was negatively impacted during the most recent twelve-month period due to increased reserves established for mortgage servicing rights. It is the Bank’s expectation that growth of non-interest operating income will be enhanced by the acquisitions, as it will provide the Bank the opportunity to cross-sell a broader base of services to the current customers and potential customers of Connecticut Bancshares and Alliance Bancorp.

Operating expenses represent the other major component of the Bank’s earnings, ranging from a low of 2.14% of average assets during fiscal 2000 to a high of 2.54% of average assets during fiscal 2003. For the twelve months ended June 30, 2003, operating expenses equaled 2.49% of average assets. The general upward trend reflected in the Bank’s operating expense ratio has been in part attributable to an increase investment in delivery channels, infrastructure and technology to facilitate implementation of fee enhancement programs and growth strategies. The higher operating expense ratio recorded in fiscal 2003 was also attributable to costs associated with the Voluntary Early Retirement Program, which accounted for a major portion of the $4.6 million increase recorded in compensation expense from fiscal 2002 to fiscal 2003. Upward pressure will be placed on the Bank’s operating expense ratio following the stock offering and acquisitions of Connecticut Bancshares and Alliance Bancorp, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans, as well the expense that will result from the amortization of the intangibles created by the acquisitions. The Bank also will incur certain non-recurring merger expenses during the

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first year following the completion of the acquisition, which have been estimated to equal $8.4 million on a pre-tax basis. The Bank is also expected to realize certain cost savings from the acquisitions, as the result of consolidation of certain back office and management positions, as well as through branch closings where there is market overlap between the Connecticut Bancshares and Alliance Bancorp branches.

Overall, the general trends in the Bank’s net interest margin and operating expense ratio since fiscal 1999 reflect a decline in core earnings, as indicated by a decline in the expense coverage ratio (net interest income divided by operating expenses). New Haven Savings’ expense coverage ratio equaled 1.68 times during fiscal 1999, versus a comparable ratio of 1.28 times during the twelve months ended June 30, 2003. Similarly, New Haven Savings’ efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and non-interest operating income) of 65.0% for the twelve months ended June 30, 2003 was less favorable than the 51.0% efficiency ratio maintained during fiscal 1999. A lower net interest margin and a higher operating expense ratio both contributed to the decline experienced in the Bank’s core earnings.

Over the past five and one-quarter years, credit quality related losses have not been a material factor in the Bank’s earnings, reflecting New Haven Savings’ maintenance of generally favorable credit quality measures and a healthy local real estate market. During the past four and one-quarter fiscal years, the Bank did not establish any additional loan loss provisions. As of June 30, 2003, the Bank maintained valuation allowances of $18.6 million, equal to 1.56% of net loans receivable and 403.8% of non-performing assets. Exhibit I-6 sets forth the Bank’s loan loss allowance activity during the past five and one-quarter years.

Gains and losses derived from the sale of loans, investments and investments in limited partnerships have had a varied impact on the Bank’s earnings over the past five and one-quarter fiscal years, ranging from a net loss equal to 0.12% of average assets during fiscal 2002 to a net gain equal to 0.29% of average assets during fiscal 2000. The peak level of gains recorded during fiscal 2000 also included a $1.4 million gain from the sale of a branch. The net loss recorded during fiscal 2002 was the result of $3.7 million of other than temporary charges recorded on investment securities. With the exception of fiscal 2002, the Bank has posted gains from the sale of investment securities over the past five and one-quarter fiscal years, with such

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gains resulting from the implementation of investment strategies for purposes of managing the Bank’s interest rate risk and the contribution of appreciated securities to the New Haven Savings Bank Foundation, Inc. Gains realized from the sale of loans have increased during recent periods, reflecting the general increase in demand for 30-year fixed rate mortgages that has resulted from the sharp decline in long term mortgage rates. The Bank’s general philosophy has been to sell all originations of 30-year fixed rate mortgages on a servicing retained basis. Gains and losses attributable to the Bank’s limited partnership investments have generally been modest, with the exception of fiscal 2003 and the twelve months ended June 30, 2003 when the Bank recorded limited partnership losses of $2.5 million and $3.0 million, respectively. The losses were the result of write downs taken to reflect the fair value of the partnerships. The partnerships invest primarily in private equity and debt securities that were negatively affected by equity market conditions.

New Haven Savings’ effective tax rate equaled 34.2% for the twelve months ended June 30, 2003, which was comparable to the Bank’s effective tax rate for recent prior fiscal years. As set forth in the prospectus, the Bank’s marginal effective tax approximates 34%.

Connecticut Bancshares Income and Expense Trends

Connecticut Bancshares reported positive earnings over the past five and one-half years, ranging from a low of 0.55% of average assets during 2000 to a high of 1.14% of average assets during the twelve months ended June 30, 2003. The lower return posted in 2000 reflects the one-time $8.3 million expense of funding the charitable foundation that was established in connection with Connecticut Bancshares’ conversion. Net interest income and operating expenses also represent the major components of Connecticut Bancshares’ core earnings, which is supplemented by non-interest operating income derived primarily from service charges and fees, income from BOLI and brokerage commission income. The higher return posted during the most recent twelve month period was supported by growth of net interest income and non-interest operating income. Growth of net interest income has been supported by Connecticut Bancshares’ general philosophy of retaining all loan originations for investment, which has sustained loan growth and limited the degree of interest rate spread compression experienced from refinancing of the existing portfolio. Income generated from service charges and fees has

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accounted for most of increase in non-interest income. Loan loss provisions established by Connecticut Bancshares during the twelve months ended June 30, 2003 equaled 0.06% of average assets, which is consistent with the level of loss provisions established in recent prior years. With the exception of 2001, the Bank’s earnings have been positively impacted by net gains realized from the sale of investment securities. The gains typically have not been significant and equaled 0.06% of average assets for the twelve months ended June 30, 2003. The net loss recorded during 2001 was the result of other than temporary charges that were recorded on the investment securities portfolio. For the twelve months ended June 30, 2003, Connecticut Bancshares maintained expense coverage and efficiency ratios of 1.41 times and 57.5%, respectively.

Alliance Bancorp Income and Expense Trends

Alliance Bancorp reported positive earnings over the past five and one-half years, ranging from a low of 0.82% of average assets during 2001 to a high of 1.02% of average assets during 1998. For the twelve months ended June 30, 2003, Alliance Bancorp’s return on average assets ratio equaled 0.86%. Net interest income and operating expenses also represent the major components of Alliance Bancorp’s core earnings, which is supplemented by non-interest operating income derived primarily from service charges and fees. Similar to New Haven Savings, Alliance Bancorp’s recent earnings have been negatively impacted by compression of the yield-cost spread resulting from selling originations of longer term fixed rate loans and utilizing longer-term fixed rate FHLB advances to fund asset growth. Loan loss provisions established by Alliance Bancorp during the twelve months ended June 30, 2003 equaled 0.04% of average assets, which is consistent with the level of loss provisions established in recent prior years. Gains and losses from sale of investments and other assets typically have not been a significant earnings factor for Alliance Bancorp, equaling a net loss of 0.03% of average assets for the twelve months ended June 30, 2003. For the twelve months ended June 30, 2003, Alliance Bancorp maintained expense coverage and efficiency ratios of 1.17 times and 66.5%, respectively.

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Pro Forma Earnings Impact of the Acquisitions

The pro forma income statement impact of the acquisitions is shown in Table 1.2 for the twelve month period ended June 30, 2003. The pro forma earnings reflect the yield adjustments for interest rate sensitive assets and liabilities, based on mark-to-market valuation adjustments on Connecticut Bancshares’ and Alliance Bancorp’s June 30, 2003 balance sheets. Non-interest expenses were adjusted to account for the amortization of intangibles and the elimination of Connecticut Bancshares’ ESOP and MRP expenses. The adjustment for amortization of intangibles equaled $14.0 million in the first year following the acquisitions, based on an $8.8 million core deposit amortization expense and a $5.2 million amortization expense for non-compete agreements. Operating expenses were reduced by $4.2 million to account for the elimination of Connecticut Bancshares’ ESOP and MRP expenses that were recorded for the twelve month period. On a pro forma basis, before factoring in the reinvestment of conversion proceeds, New Haven Savings’ core earnings declined from 0.88% of average assets to 0.78% of average assets. In addition to the amortization of the intangibles, the reduction in core earnings was attributable to a lower net interest margin (declining from 3.18% of average assets to 3.09% of average assets) and a higher loss provision ratio (increasing from 0.00% of average assets to 0.03% of average assets). Partially offsetting the decline in pro forma core earnings were a lower operating expense ratio, exclusive of amortization of intangibles, (declining from 2.49% of average assets to 2.35% of average assets) and a higher ratio of non-interest operating income (increasing from 0.65% of average assets to 0.73% of average assets). The pro forma earnings do not reflect any potential cost savings that may be realized, as such estimates are considered to be speculative and therefore are not disclosed in the pro forma financial statements set forth in the prospectus.

Interest Rate Risk Management

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. As of June 30, 2003, an analysis of the Bank’s interest rate risk as measured by the repricing mismatch between interest rate sensitive assets and interest rate sensitive liabilities indicated that the Bank maintained a cumulative one-year gap-to-assets ratio of positive 11.1%

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(see Exhibit I-7). As of June 30, 2003, the estimated change in New Haven Savings’ net interest margin equaled positive 8.74% under a 200 basis point instantaneous and sustained rise in interest rates and negative 3.22% under a 50 basis point instantaneous and sustained decline in interest rates.

The Bank manages interest rate risk from the asset side of the balance sheet through emphasizing investment in short- and intermediate-term securities, selling originations of long term 1-4 family fixed rate loans to the secondary market, and emphasizing the origination of adjustable rate and short-term fixed rate loans for investment. As of March 31, 2003, of the total loans due after March 31, 2004, ARM loans comprised 72.7% of those loans (see Exhibit I-8). The Bank’s entire investment portfolio, except for $350,000 of bonds, is classified as available-for-sale and, thereby, facilitates the ability to sell investments for purposes of interest rate risk management. On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with terms of more than one year and emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts. The majority of the Bank’s deposits are maintained in transaction and savings accounts and those deposit types have sustained the Bank’s deposit growth in recent years.

Management of interest rate risk by Connecticut Bancshares and Alliance Bancorp are conducted in a similar manner as New Haven Savings, with the exception of Connecticut Bancshares’ philosophy of retaining originations of longer term 1-4 family fixed rate loans for investment. Comparatively, both New Haven Savings and Alliance Bancorp sell longer term fixed rate loan originations to the secondary market. Connecticut Bancshares analyzes its interest rate sensitivity position through the use of balance sheet simulation. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. The balance sheet simulation indicated that Connecticut Bancshares’ net interest income would decline by 0.98% over a twelve month period under a 200 basis point increase in interest rates and would decline by 1.00% over a twelve month period under a 200 basis point decrease in interest rates. The 200 basis point change in rates in the above table is assumed to occur evenly over the next twelve months. Alliance Bancorp uses a quarterly dynamic simulation model to measure interest rate risk. This model evaluates changes which might result from a 200 basis point interest rate shock. Income is modeled on a monthly basis

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over 24 months. Due to the very low interest rate environment, Alliance Bancorp changed its methodology to limit the downward interest rate shock to 150 basis points. Based on Alliance Bancorp’s June 30, 2003, balance sheet net interest income increased 9% and decreased 10% based on the modeled upward and downward rate shocks, respectively.

Lending Activities and Strategy

New Haven Savings offers a full range of loan products through its retail and commercial banking divisions. New Haven Savings lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized commercial real estate, commercial business and consumer loans. To a lesser extent, lending diversification by the Bank has included construction and land development loans. Going forward, the Bank’s lending strategy is to continue to pursue greater diversification of the loan portfolio through emphasizing origination of consumer loans, particularly home equity loans, commercial real estate loans and commercial business loans. At the same time, the origination of 1-4 family permanent mortgage loans is expected to remain as a prominent lending activity for the Bank. Exhibit I-9 provides historical detail of New Haven Savings’ loan portfolio composition over the past five and one-quarter fiscal years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of June 30, 2003.

Connecticut Bancshares’ loan portfolio is concentrated in 1-4 family permanent mortgage loans, with commercial real estate and commercial business loans constituting the primary areas of lending diversification. Comparatively, Alliance Bancorp’s loan portfolio reflects a slightly higher concentration of commercial real estate loans than 1-4 family permanent mortgage loans, with the balance of the portfolio consisting mostly of commercial business and consumer loans. Exhibits I-9B and I-9C provide historical detail of Connecticut Bancshares’ and Alliance Bancorp’s respective loan portfolio compositions for the past five and one-half years.

New Haven Savings offers both fixed rate and adjustable 1-4 family mortgage loans. Fixed rate loans offered by the Bank have terms ranging from 10 to 30 years. In the current

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interest rate environment, the Bank generally sells 30-year fixed rate loan originations with servicing retained by the Bank. Notwithstanding the high demand for fixed rate loans in the low interest rate environment that has prevailed in recent years, the Bank has effectively marketed originations of adjustable rate loans and such loans account for the majority of the Bank’s 1-4 family loan originations. New Haven Savings offers ARM loans that have initial repricing periods of six months, one, three, five, seven or ten years. ARM loans are indexed to LIBOR. After the initial repricing period, ARM loans with an initial repricing term of more than one year convert to a one-year ARM loan for the balance of the mortgage term. The substantial portion of the Bank’s 1-4 family permanent mortgage loans are underwritten to secondary market standards specified by Fannie Mae and Freddie Mac. As of June 30, 2003, the Bank’s 1-4 family permanent mortgage loan portfolio equaled $603.4 million or 51.4% of total loans outstanding.

Connecticut Bancshares’ has emphasized the origination of fixed rate 1-4 family loans in the prevailing interest rate environment and has retained all loans for investment. As of June 30, 2003, Connecticut Bancshares 1-4 family permanent mortgage loan portfolio equaled $970.5 million or 58.3% of its total loans outstanding. Alliance Bancorp has also emphasized origination of fixed rate loans in the current interest rate environment, selling longer term loans to the secondary market on a servicing released basis. As of June 30, 2003, Alliance Bancorp’s residential mortgage loan portfolio, inclusive of construction loans, equaled $87.1 million or 31.2% of its total loans outstanding.

Construction loans originated by the Bank consist of loans to finance the construction of 1-4 family residences and commercial properties. The Bank’s 1-4 family construction lending activities consist substantially of construction financing to the home buyer, which convert to a permanent loan upon completion of construction. Construction/permanent loans are offered on the same terms as 1-4 permanent mortgage loans, but require the payment of interest only during the construction period which is typically six-to-nine months. On a limited basis, the Bank provides construction financing for commercial real estate up to a maximum LTV ratio of 75.0%. Commercial real estate and multi-family construction loans are generally originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. These items are used as an additional basis to

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determine the appraised value of the subject property. As of June 30, 2003, New Haven Savings’ outstanding balance of construction loans equaled $15.9 million or 1.3% of total loans outstanding.

Construction lending has not been a significant area of lending diversification for Connecticut Bancshares, with such loans consisting of a mixture of construction and land development financing for residential and commercial properties. As of June 30, 2003, Connecticut Bancshares’ outstanding balance of construction and land development loans equaled $69.9 million or 4.2% of its total loans outstanding. Alliance Bancorp’s construction lending activities have emphasized commercial construction and land development loans. As of June 30, 2003, Alliance Bancorp’s outstanding balance of construction and land development loans equaled totaled $9.8 million or 3.5% of total loans outstanding. The residential and commercial real estate loan balances shown Exhibit I-9C include Alliance Bancorp’s construction and land development loans for each of those property types.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are generally collateralized by properties in the Bank’s normal lending territory. Such loans are typically extended up to a LTV ratio of 75.0% and require a debt-coverage ratio of 1.25 times. Loan terms typically provide for up to 25-year amortizations and are offered as adjustable rate loans with one, three, five and ten year repricing periods and are indexed to the comparable term FHLB advance rate. Properties securing the commercial real estate and multi-family loan portfolio consist primarily of office buildings, retail properties, mix-use properties and apartment buildings. As of June 30, 2003, the Bank’s portfolio of commercial real estate and multi-family loans totaled $270.7 million or 22.5% of total loans outstanding.

Connecticut Bancshares and Alliance Bancorp originate commercial real estate and multi-family loans under comparable terms as extended by the Bank and their respective portfolios are largely secured by local properties. As of June 30, 2003, Connecticut Bancshares’ portfolio of commercial real estate and multi-family loans totaled $294.4 million or 17.7% of its total loans outstanding. As of June 30, 2003, Alliance Bancorp’s portfolio of commercial real estate and multi-family loans totaled $93.9 million or 33.6% of its total loans outstanding.

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Growth of commercial real estate lending is currently an area of lending emphasis for the Bank and is expected to continue to be emphasized as a lending growth area following the conversion and acquisitions. Growth is expected to be facilitated by the Bank’s expanded market presence provided by the acquisitions and the introduction of commercial banking services that are more comprehensive than currently offered by Connecticut Bancshares and Alliance Bancorp.

Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. Home equity loans and lines of credit represent the largest component of the Bank’s consumer lending activities. Fixed rate home equity loans are offered for terms of up to fifteen years. Home equity lines of credit are tied to the prime rate and are offered for terms of up to ten years before repayment of principal is required. Home equity loans are extended for a minimum loan amount of $15,000 and no maximum amount pursuant to a LTV ratio of 80% or less (unless insured) of the combined balance of the home equity loan or line of credit and the first lien. The balance of the Bank’s consumer loan portfolio consists primarily of installment loans, most of which are direct auto loans. As of June 30, 2003, the Bank’s consumer loan portfolio totaled $222.8 million or 18.6% of total loans outstanding.

The consumer loan portfolios for Connecticut Bancshares and Alliance Bancorp also reflected concentrations in home equity loans, second mortgages and home equity lines of credit, with modest diversification into installment loans. Connecticut Bancshares’ consumer loan portfolio also includes a small balance of credit card loans. As of June 30, 2003, Connecticut Bancshares’ consumer loan portfolio totaled $138.7 million or 8.3% of total loans outstanding. As of June 30, 2003, Alliance Bancorp’s consumer loan portfolio totaled $37.7 million or 13.5% of total loans outstanding.

The Bank offers commercial business loans and lines of credit to small and medium sized companies in its market area. Commercial business loans offered by the Bank consist of floating rate loans indexed to the prime rate as well as term loans for up to seven years. The commercial business loan portfolio consists primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans for purposes of financing equipment acquisition, expansion, working capital and other general business purposes. Commercial business lending is a desired lending growth area for the Bank, which will in part be supported by the acquisition of

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Connecticut Bancshares’ and Alliance Bancorp’s commercial lending relationships. It is contemplated that the implementation of the Bank’s commercial lending programs, which emphasizes providing a full service relationship to the commercial borrower, will enhance growth opportunities in the markets served by Connecticut Bancshares and Alliance Bancorp. As of June 30, 2003, New Haven Savings’ outstanding balance of commercial business loans equaled $90.8 million or 7.5% of total loans outstanding.

Connecticut Bancshares and Alliance Bancorp engage in similar types of commercial business lending as the Bank. Additionally, the acquisition of Connecticut Bancshares will provide expertise and market share in the area of condominium association financing. Connecticut Bancshares maintains a separate Condominium Association Services (“CAS”) unit, which provides loans and cash management services to condo associations. Condominium association financing has become a significant lending niche for Connecticut Bancshares, with an approximate 90% market share of the Connecticut condominium association market. As of June 30, 2003, Connecticut Bancshares’ outstanding balance of commercial business loans equaled $191.1 million or 11.5% of total loans outstanding. As of June 30, 2003, Alliance Bancorp’s outstanding balance of commercial business loans equaled $39.8 million or 14.2% of total loans outstanding. Alliance Bancorp also maintains a portfolio of certificates that are secured by commercial loans and are 100% guaranteed by the government. The government guaranteed portfolio equaled $20.9 million or 7.5% of Alliance Bancorp’s total loans outstanding at June 30, 2003.

Exhibit I-11 provides a summary of the Bank’s lending activities over the past three and one-quarter fiscal years. The Bank’s lending volume has increased significantly since fiscal 2001, which was primarily attributable to increased originations of 1-4 family permanent mortgage loans and, to a lesser extent, higher originations of commercial real estate loans and consumer loans. Total loan originations increased from $204.8 million in fiscal 2001 to $542.8 million for the twelve months ended June 30, 2003. During the past three and one-quarter fiscal years, residential loans originated accounted for 40.4% of total loans originated. Consumer loans, consisting largely of home equity loans and lines of credit, represented the second highest source of originations and accounted for 33.3% of total loans originated over the past three and one-quarter fiscal years. Notwithstanding the increase experienced in the Bank’s loan volume,

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loan portfolio growth has been slowed by accelerated repayments that has resulted from borrowers refinancing into lower rate loans and the sale of fixed rate 1-4 family mortgage loans to the secondary market. Loans sold increased from $19.1 million in fiscal 2001 to $124.7 million in fiscal 2002 and $114.5 million in fiscal 2003. Loan principal repayments increased from $206.2 million in fiscal 2001 to $232.9 million in fiscal 2002 and $332.1 million in fiscal 2003. The Bank did not purchase any loans during the past three and one-quarter years, except on a float basis from for loans that are originated through loan correspondents.

Asset Quality

The Bank’s historical 1-4 family lending emphasis has supported the maintenance of favorable credit quality measures during the past five and one-quarter years. Over the past five and one-quarter fiscal years, New Haven Savings’ balance of non-performing assets ranged from a high of 0.56% of assets at fiscal year end 1999 to a low of 0.17% of assets at fiscal year end 2003. As of June 30, 2003, the Bank’s non-performing assets-to-assets ratio equaled 0.19%. As shown in Exhibit I-12, the Bank’s balance of non-performing assets at June 30, 2003 consisted of $3.7 million of non-accruing loans and $927,000 of real estate owned. Loans secured by 1-4 family permanent mortgage loans accounted for $2.4 million of the non-accruing loan balance at June 30, 2003.

To track the adequacy of valuation allowances, New Haven Savings has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. New Haven Savings determines its allowance and provisions for loan losses based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including estimated credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimate of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, current economic conditions and the historical loan loss experience over the business cycle.

The Bank’s management takes a long term view in establishing the loss rates, given that the Bank has a concentration of real estate risk and as such is susceptible to conditions in the real estate markets in which it operates, and to potential cyclical downturns in such markets and in

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the economy. As a result, allowance allocations by risk rating reflect higher levels of charge-offs experienced during the last economic downturn beginning in the early 1990s. The Bank’s internal data from the last significant downturn in the early 1990s show that non-performing assets reached a level of $128 million in 1993. Subsequent net charge-offs and real estate owned losses reached a peak in 1995 at $23.9 million or 1.68% of the loan portfolio. Throughout the 1990s, management added to the loan loss allowance in response to the deterioration in the loan portfolio resulting in a ratio of loan loss allowances to total loans of 2.11% in 1998. Since then, the local economic environment has improved, the Bank’s level of non-performing loans and net charge-offs have declined significantly. As a result of the significant improvement in credit quality, the Bank has not established additional loan loss provisions since fiscal 1999. As of June 30, 2003, the Bank’s allowance for loan losses equaled $18.6 million, which equaled 505.6% of non-performing loans and 1.56% of net loans receivable.

In general, Connecticut Bancshares and Alliance Bancorp have maintained relatively low non-performing assets ratios over the past five and one-half years. Net charge-offs recorded by Connecticut Bancshares and Alliance Bancorp have also been relatively limited over the past five and one-half years. As of June 30, 2003, Connecticut Bancshares’ balance of non-performing assets totaled $2.4 million or 0.09% of assets. Connecticut Bancshares maintained valuation allowances of $16.4 million at June 30, 2003, equal to 0.99% of net loans receivable and 684.3% of non-performing asset. As of June 30, 2003, Alliance Bancorp’s balance of non-performing assets totaled $1.2 million or 0.27% of assets. Alliance Bancorp maintained valuation allowances of $4.1 million at June 30, 2003, equal to 1.49% of net loans receivable and 352.2% of non-performing assets.

Funding Composition and Strategy

Deposits have consistently served as the Bank’s primary source of funds and at June 30, 2003 deposits accounted for 90.9% of New Havens’ interest-bearing funding composition. Exhibit I-13 provides historical detail of the Bank’s deposit composition for the past five and one-quarter years. Lower cost savings and transaction accounts comprise the largest component of the Bank’s deposit composition and have increased as percent of total deposits in recent years. Transaction and savings accounts increased from 51.5% of average deposits for the fiscal year

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ended 1999 to 71.0% of average deposits for the three months ended June 30, 2003. The low interest rate environment is believed to have contributed to the increase in transaction and savings accounts maintained by the Bank, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. Most of the growth in transaction and savings accounts has been realized in money market accounts, which has been facilitated by the Bank’s promotion of a new money market account product that is combined with a checking account. Money market accounts comprise the largest component of the Bank’s transaction and savings account balance, averaging $547.0 million or 42.9%% of the average balance of transaction and savings deposits for the quarter ended June 30, 2003.

CDs comprise the balance of the Bank’s deposit composition, with the current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2003, CDs totaled $508.3 million, of which 72.2% were scheduled to mature in one year or less. CDs comprised 29.0% of average deposits for the quarter ended June 30, 2003. As of June 30, 2003, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $72.6 million or 14.3% of total CDs. New Haven Savings does not maintain any brokered CDs.

Borrowings serve as an alternative funding source for the Bank to support management of funding costs and interest rate risk. As of June 30, 2003, the Bank held $182.4 million of borrowings, which consisted of $151.1 million of FHLB advances, $29.3 million of customer repurchase agreements and a mortgage loan payable of $2.0 million. FHLB advances held by the Bank consist substantially of fixed rate notes with remaining terms of more than three years. Exhibit I-14 provides detail of the Bank’s use of FHLB advances over the past three and one-quarter fiscal years.

Exhibit I-13B sets forth Connecticut Bancshares’ deposit composition for the past three and one-half years. As of June 30, 2003, deposits held by Connecticut Bancshares totaled $1.6 billion and accounted for 69.8% of Connecticut Bancshares’ interest-bearing funding composition. Transaction and savings accounts also represent the largest component of Connecticut Bancshares’ deposit composition, with such deposits accounting for 60.5% of Connecticut Bancshares’ average deposits for the six months ended June 30, 2003. Savings accounts comprise the largest component of Connecticut Bancshares’ transaction and savings account deposits, reflecting an average balance of $394.5 million or 41.3% of average

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transaction and savings deposits for the six months ended June 30, 2003. During the six months ended June 30, 2003, Connecticut Bancshares’ balance of CDs averaged $624.9 million or 39.5% of average deposits. As of June 30, 2003, jumbo CDs held by Connecticut Bancshares totaled $79.6 million or 13.1% of total CDs.

Exhibit I-13C sets forth Alliance Bancorp’s deposit composition for the past three and one-half years. As of June 30, 2003, deposits held by Alliance Bancorp totaled $335.9 million and accounted for 85.2% of Alliance Bancorp’s interest-bearing funding composition. Transaction and savings accounts also represent the largest component of Alliance Bancorp’s deposit composition, with such deposits accounting for 55.2% of Alliance Bancorp’s average total deposits for the six months ended June 30, 2003. Savings accounts comprise the largest component of Alliance Bancorp’s transaction and savings account deposits, reflecting an average balance of $79.4 million or 48.6% of average transaction and savings deposits for the six months ended June 30, 2003. During the six months ended June 30,2003, Alliance Bancorp’s balance of CDs averaged $132.5 million or 44.8% of average deposits. As of June 30, 2003, jumbo CDs held by Alliance Bancorp totaled $79.6 million or 13.1% of total CDs.

Connecticut Bancshares maintained $575.4 million of FHLB advances and $124.3 million of customer repurchase agreements at June 30, 2003. Approximately 63% of Connecticut Bancshares’ FHLB advances had remaining terms of more than 1 year at June 30, 2003. Alliance Bancorp maintained $58.3 million of borrowings at June 30, 2003, consisting of $51.3 million of FHLB advances and $7.0 of trust preferred securities. Most of Alliance Bancorp’s FHLB advances had remaining terms of more than five years at June 30, 2003. The trust preferred debt consists of two $3.5 million issues with fixed interest rates of 9.40% and 10.88% and dates of maturity in 2029 and 2030.

Subsidiaries

The Bank maintains five subsidiaries, which are described below.

NHSB Financial Services, Inc. is a wholly-owned subsidiary of the Bank and is engaged in the sale of annuities, mutual funds, insurance products, equities and bonds to both the Bank’s customers and the general public. New Haven Savings receives a portion of the commissions

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generated by third-party broker dealer from sales to the Bank’s customers. NHSB Financial Services, Inc. has applied to become a registered broker-dealer, which would allow it to offer brokerage services directly, eliminating the need for a third party broker-dealer. The Bank expects to receive approval from the NASD and the Connecticut State Banking Commission to become a registered broker-dealer in October 2003.

Fairbank Corporation is a wholly-owned subsidiary of the Bank, which constructed a nine-story, 121 unit apartment building for low-income elderly residents. Fairbank Corporation owns and operates the apartment building. This subsidiary was established in 1971 and the project has been fully funded. In connection with the formation of the Company, the Bank plans to dissolve or merger Fairbank Corporation and transfer its assets to NHSB Community Development Corporation.

NHSB Community Development Corporation (the “CDC”) is a wholly-owned for profit subsidiary of the Bank. The mission for this subsidiary is to invest in activities that promote community and economic development in the Bank’s market area. The Bank has funded the CDC with $2.5 million and current investments of the CDC include artist housing, affordable housing loan pool’s and small business development funds.

NHSB Servicing Company is a wholly-owned subsidiary of the Bank and is a passive investment company for Connecticut income tax purposes servicing residential mortgage and commercial real estate loans.

The Loan Source Inc. is a wholly-owned subsidiary of the Bank, engaged in the assignment of loans, acquisition, management, operation, development, improvement and sale of Bank-owned assets.

In addition to the insurance products and brokerage services offered through NHSB Financial Services, Inc., the Bank’s Asset Management Group provides trust and investment services. These services are provided to existing and potential banking customers. Trust assets under management at June 30, 2003 totaled $346.1 million.

In 1998, New Haven Savings established a private charitable foundation, the New Haven Savings Bank Foundation, Inc. This foundation, which is not a subsidiary of the Bank, provides grants to charitable organizations that focus primarily on community development, health and

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human services, youth and education and the arts in the communities in which New Haven Savings operates. At June 30, 2003, this foundation had assets of approximately $8.7 million. After the conversion and acquisitions of Connecticut Bancshares and Alliance Bancorp, it is expected that the Bank will continue to maintain this foundation but will not make any further contributions to fund the foundation.

Savings Bank of Manchester maintains three subsidiaries, which are indirectly owned by Connecticut Bancshares:

SBM, Ltd. was organized to acquire, hold and dispose of real estate acquired through foreclosure. At June 30, 2003. SBM, Ltd. held no properties and had no assets. This subsidiary will be discontinued following the acquisition of Connecticut Bancshares.

923 Main, Inc. was incorporated for the purpose of maintaining an ownership interest in a third party registered broker-dealer, Infinex Financial Group (“Infinex”). Infinex maintains an office at the Bank and offers to customers a complete range of nondeposit investment products. This subsidiary will be eliminated following the acquisition and will be replaced with the services offered through NHSB Financial Services, Inc.

Savings Bank of Manchester Mortgage Company, Inc. was established to service and hold loans secured by real property. SBM Mortgage was established and is managed to qualify as a passive investment company for Connecticut income tax purposes. This subsidiary will either be merged with NHSB Servicing Company or maintained as a separate subsidiary so as to preserve the qualification as a passive investment company for Connecticut income tax purposes.

Tolland Bank maintains two subsidiaries, which are indirectly owned by Alliance Bancorp:

Tolland Investment Corp. was established to service and hold loans secured by real property. Tolland Investment Corp. was established and is managed to qualify as a passive investment company for Connecticut income tax purposes. This subsidiary will either be merged with NHSB Servicing Company or maintained as a separate subsidiary so as to preserve the qualification as a passive investment company for Connecticut income tax purposes.

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Asset Recovery Systems, Inc. was established to facilitate certain loan foreclosures. At this time the subsidiary is inactive and holds no assets. It is expected that this subsidiary will be discontinued following the acquisition of Alliance Bancorp.

Alliance Bancorp also owns two statutory business trusts, Alliance Capital Trust I and Alliance Capital Trust II, which were established for the purpose of issuing a total of $7.0 million of trust preferred securities. The trust preferred debt consists of two $3.5 million issues with fixed interest rates of 9.40% and 10.88% and dates of maturity in 2029 and 2030. Early redemption at Alliance Bancorp’s option may occur after 2009 and 2010, or in the event of certain regulatory or tax changes. The two business trusts will be consolidated into NewAlliance following the acquisitions.

Legal Proceedings

The Bank, Connecticut Bancshares and Alliance Bancorp are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Bank, Connecticut Bancshares and Alliance Bancorp.

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II. MARKET AREA

Introduction

New Haven Savings serves South Central Connecticut through 36 branch offices located in the counties of New Haven and Middlesex. With the acquisitions of Connecticut Bancshares and Alliance Bancorp, the Bank’s branch presence will expand into north-central and northeastern Connecticut through the addition of 37 branches located in the counties of Hartford, Tolland and Windham. It is anticipated that there will be some consolidation of branches following the acquisitions and conversion of data processing systems, particularly in markets where there is overlap between branch locations currently maintained by Connecticut Bancshares and Alliance Bancorp. Exhibit II-1 provides information on the Bank’s, Connecticut Bancshares’ and Alliance Bancorp’s office facilities.

The primary market area includes a mixture of rural, suburban and urban markets, with the New Haven and Hartford markets constituting the largest population centers of the markets that will be served by the combined entity. The economy in the primary market area is fairly diversified, with services, wholesale/retail trade, manufacturing, finance, insurance and real estate (“FIRE”), and state and local government constituting the basis of the regional economy that will be served by the Bank. The Bank’s competitive environment includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a regional or national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been taken in account regarding their relative impact on value.

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National Economic Factors

The future success of the Bank’s operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, indications that the economy’s recovery was tapering off became more pronounced at the beginning of the third quarter of 2002. Manufacturing activity declined and a decline in consumer confidence translated into soft retail sales. Notwithstanding the decline in consumer confidence and weak labor market, consumer spending remained strong in the third quarter particularly for purchases of homes and cars. Consumer confidence fell to a nine-year low at the beginning of the fourth quarter, reflecting the impact of stock market losses, war fears and a sagging economic recovery. The economy generally grew slowly through the end of 2002, while business spending in all sectors continued to be limited. Job growth was also negatively impacted by the curtailment in business spending, as the national unemployment rate reached an eight-year high of 6.0% in November 2002. Despite the slumping economy, historically low mortgage rates supported a strong housing market for the final three months of 2002.

Economic data for January 2003 suggested that the economy was starting to improve, as the U.S. unemployment rate fell to a three-month low of 5.7%. Also, retail sales and manufacturing activity for January showed unexpected strength, although prospects for future growth remained uncertain as the February consumer sentiment index dropped to a nine-and-a-half year low. War fears and higher energy prices cast a pall over the economy in February, as jobless claims rose to a two-month high and retail sales declined. Housing starts dropped sharply in February, because of bad weather and war worries. Employment data further signaled that the economic recovery was faltering, as the U.S. economy suffered a worse-than-expected decline in payrolls in March. Notwithstanding the loss of jobs in March, the U.S. unemployment rate for March remained steady at 5.8%. Overall, the national economy grew at a 1.6% annualized rate in the first quarter, as growth in consumer spending slowed and companies cut both capital spending and inventory restocking.

The beginning of the second quarter of 2003 provided mixed economic signals. Initial jobless claims hit a one-year high in late-April, but consumer sentiment also edged higher in April. Despite the improvement in consumer sentiment, which was expected to support an

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increase in spending, the outlook for job growth remained dim. Job losses continued in April for the third month in a row and the national unemployment rate rose to 6.0% in April. The manufacturing sector also continued to struggle in April, as industrial production declined for the second straight month and factories were operating at their lowest rate in 20 years. Comparatively, economic data for May exhibited some positive signs, as a regional manufacturing report showed factory expansion and May consumer sentiment improved from April. Factory orders and retail sales also increased in May, but business investment and the labor market remained weak. Despite growing expectations for a rebound in the economy, the manufacturing sector continued to contract in June. Job losses concentrated in the manufacturing sector pushed the nation’s unemployment rate to 6.4% in June, the highest level in more than nine years. The housing market remained a bright spot in the economy during the second quarter, as low mortgage rates continued to fuel strong demand for purchases of new and existing homes.

The national economy showed signs of strengthening at the beginning of the third quarter of 2003, as the U.S. economy grew at a stronger-than-expected 3.1% annual rate in the second quarter. Second quarter growth was fueled by brisk consumer and business spending, as well as a surge in defense expenditures. Manufacturing activity increased for the second straight month in August and retail sales were stronger in August as well. However, despite the apparent improvement in the U.S. economy, the number of employed fell in August for the seventh consecutive month. The August unemployment rate of 6.1% reflected a slight decline from the July rate of 6.2%, which was attributable to contraction in the size of the labor force as opposed to jobs being added.

In terms of interest rate trends, the 10-year U.S. Treasury settled below 4.0% at the end of the third quarter of 2002 and into the beginning of the fourth quarter, as the Federal Reserve elected to hold interest rates steady at its late-September 2002 meeting but hinted at the possibility of lowering rates in the fourth quarter. A recovery in the stock market pushed U.S. Treasury prices lower, as the yield on the 10-year bond moved back above 4.0% in mid-October. However, bond prices strengthened in late-October, primarily on the basis of more weak economic data and growing expectations of an interest rate cut by the Federal Reserve. An

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unexpectedly large 0.5% rate cut by the Federal Reserve and a sell-off in the stock market served to extend the bond market rally into early-November. Interest rates edged higher in late-November and early-December, as investors shifted more money to stocks from bonds. Bond prices strengthened at the close of 2002, with the yield on the 10-year U.S. Treasury note falling back below 4.0%. The struggling economy and growing geopolitical concerns were noted factors that contributed to the rebound in bond prices.

A rally in the stock market pushed interest rates higher at the beginning of 2003, although bond prices recovered in late-January on more soft economic data and a decline in stocks. The Federal Reserve left rates unchanged at its late-January meeting, indicating that the risks between weakness and inflation were balanced. Despite signs of a strengthening economy, Treasury prices moved higher in mid-February on the growing threat of war with Iraq and a downward trend in stocks. Signs of a stalling economic recovery and a sell-off in equities extended the downward trend in interest rates through early-March, sending U.S. Treasury yields to their lowest level since 1958. Comparatively, interest rates moved higher in mid-March, as stocks rallied sharply higher on expectations of a quick and decisive U.S. led strike on Iraq. The Federal Reserve left rates unchanged at its mid-March meeting, signaling uncertainty of the current strength of the economy due to the Iraq conflict. Bond prices strengthened in late-March, as weak economic data and fears that the war in Iraq could be longer and more difficult than initially anticipated served to push the yield on the 10-year Treasury note back below 4.0%.

Treasury prices moved lower at the beginning of the second quarter of 2003, as the bond market ignored weak economic data and focused mainly on news of U.S. war successes in Iraq that sparked a rally in stocks. Weak economic data provided support for Treasury prices in mid-April, as the yield on the 10-year U.S. Treasury note stabilized at slightly below 4.0% through the end of April. The Federal Reserve concluded to leave short-term interest rates unchanged at its meeting in early-May. However, in a major shift, the central bank signaled that it may cut rates later to ward off the possibility of deflation, which served to boost Treasury prices following the Federal Reserve meeting. Amid more signs of economic sluggishness and growing concerns of deflation, Treasury yields plunged to their lowest levels in 45 years through the end of May and into early-June. Treasury yields declined further in mid-June on news of a shake-up

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among Freddie Mac’s top executives due to accounting concerns and growing expectations that the Federal Reserve would cut rates again. A smaller than hoped for 0.25% rate cut by the Federal Reserve in late-June prompted a sell-off in Treasury issues at the close of the second quarter.

The decline in bond prices became more pronounced at the beginning of the third quarter of 2003, with the yield on the 10-year Treasury increasing from 3.56% on July 1, 2003 to 4.43% on July 31, 2003. Investors dumped bonds in favor of stocks during July on growing optimism of an economic recovery that would lead to an end of further rate cuts by the Federal Reserve. The Federal Reserve kept its interest rate target at a 45-year low of 1.0% at its mid-August meeting and predicted that rates would stay near that level for some time. Treasury yields continued to climb higher through the balance of August, as the U.S. and global economy showed signs of improving and the Dow Jones Industrial Average rose to a 14-month high. However, the weak employment data for August provided a boost to the bond market in early-September. U.S. Treasury bonds continued to strengthen through mid-September, as the Federal Reserve left interest rates unchanged and indicated they would remain low, as government data showed underlying inflation at a 37-year low. As of September 19, 2003, one- and 10-year U.S. government bonds were yielding 1.15% and 4.16%, respectively, versus comparable year ago yields of 1.67% and 3.78%. Exhibit II-2 provides historical interest rate trends from 1995 through September 19, 2003.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the Bank’s market area (see Table 2.1). Hartford and New Haven counties are the two most populous market area counties that will be served by the combined entity’s branch network. Since 1990, population growth in the primary market area has been fairly healthy, with all five of the primary market area counties recording population growth during the period. The less populous counties of Middlesex, Tolland and Windham posted stronger population growth rates than the Connecticut growth rate of 4.6% from 1990 through 2002, while population growth

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rates for Hartford County and New Haven County were less than the comparable Connecticut growth rate. The lower population growth rates indicated for the counties of New Haven and Hartford reflect a general trend of population migration to less urban markets that provide more affordable housing and a lower cost of living. Population growth is projected to slow throughout the primary market area, which is consistent with population growth rates projected for the U.S. and Connecticut as well. Household growth measures generally paralleled population growth trends, with Middlesex, Tolland and Windham counties posting the strongest household growth rates since 1990. Consistent with population growth trends, all five of the primary market area counties are projected to experience slower household growth over the next five years.

Income levels were fairly consistent between the market area counties, with four out of the five counties posting income measures that exceeded the comparable U.S. measures. Windham County was the only county that fell below the U.S. measures for household income and per capita income. However, reflecting the relative affluence of the State of Connecticut overall, all five of the counties maintained income measures that were less than Connecticut measures for household income and per capita income. New Haven County, where most of the Bank’s branches are currently maintained, had income measures that were slightly below the income measures for the counties of Hartford, Middlesex and Tolland. From 1990 through 2002, Hartford County and New Haven County posted the strongest growth in average and median household income. Similar to Connecticut, growth in household income is projected to slow throughout the primary market area over the next five years, with Hartford County and New Haven County projected to experience the strongest growth in household income through 2007. Household income distribution measures reflect that the primary market area is represented by all income levels, with Middlesex County and Tolland County maintaining the highest percentage of households with incomes of more than $50,000. Age distribution measures for the primary market area counties were fairly consistent with the Connecticut measures.

In summary, the demographic characteristics of the primary market area are considered to be conducive for facilitating loan and deposit growth. It is expected that growth will be achieved through building on the Bank’s expansion into new markets and through offering comprehensive financial services. Additionally, growth may also be realized through additional acquisitions of

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financial institutions or other providers of financial services, although beyond the acquisitions of Connecticut Bancshares and Alliance Bancorp there are currently no acquisitions under consideration.

Regional Economy

The Bank’s primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, FIRE, manufacturing and government serving as the basis of the local economy. Service jobs represent the largest employment sector in all five of the primary market area counties and, with the exception of Tolland County, wholesale/retail jobs represented the second largest source of employment in the primary market counties. Government jobs provided the second largest source of employment in Tolland County followed by jobs in the wholesale/retail sector. While not a significant area of job growth, the manufacturing sector is a significant component of the regional economy with manufacturing jobs constituting the third largest source of employment in the counties of Middlesex, New Haven and Windham. The FIRE sector is the third largest source of jobs in Hartford County, which is supported by the large presence of insurance companies in the county. Some of the major insurance firms that are based in Hartford County include Aetna, Cigna, Hartford Steam Boiler, ITT Hartford, Phoenix and Travelers. Yale University is the largest source of employment in New Haven County. Most sectors of the regional economy added jobs from 1997 to 2001 and, consistent with national employment trends, employment in services experienced the strongest job growth throughout the five-county primary market area, while there was limited or no growth of manufacturing jobs in the five-county primary market area. Exhibit II-3 provides additional economic data and trends in the economy for each of the primary area counties as well as for Connecticut.

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Connecticut, are shown in Table 2.2. Current unemployment rates for all five of the primary market area counties as well as for Connecticut were lower than the comparable U.S. unemployment rate. Unemployment was lowest in Tolland County and Middlesex County, with both counties maintaining unemployment rates that were below the Connecticut unemployment

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rate of 5.2% as of June 2003. The comparatively higher unemployment rates indicated for the counties of New Haven and Hartford is a general characteristic of urban markets. Similar to the U.S. and Connecticut, the June 2003 unemployment rates for all of the primary market area counties were higher than a year ago.

Table 2.2

Unemployment Data

Region	June 2002	June 2003
United States	6.0%	6.5%
Connecticut	4.4	5.2
Hartford County	4.8	5.8
Middlesex County	3.8	4.4
New Haven County	4.9	5.7
Tolland County	3.5	4.0
Windham County	4.7	5.8

Source: U.S. Bureau of Labor Statistics.

Deposit Trends

The Bank’s, Connecticut Bancshares’ and Alliance Bancorp’s retail deposit bases are closely tied to the market areas where their respective branches are currently maintained. Table 2.3 displays deposit market trends from June 30, 1999 through June 30, 2002 for the primary market area counties as well as for Connecticut. The data indicates that except for Hartford County, deposits increased in the counties served by the combined branch networks of New Haven Savings, Connecticut Bancshares and Alliance Bancorp. Middlesex County, Tolland County and Windham County posted deposit growth rates that exceeded the Connecticut annualized deposit growth rate of 3.0%. Similar to Connecticut, savings institutions maintained a larger market share of deposits than commercial banks in all of the primary market area counties.

New Haven Savings’ deposit holdings are substantially concentrated in New Haven County, with a balance of $1.7 billion and a deposit market share of 12.9% at June 30, 2002. The Bank maintained $127.4 million of deposits in the Middlesex County branches at June 30,

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2002, which resulted in a 5.1% deposit market share. During the three year period covered in Table 2.3, the Bank realized a slight gain in deposit market share in New Haven County and a slight decline in deposit market share in Middlesex County.

Connecticut Bancshares’ largest holding of deposits is in Hartford County, where the largest portion of its branches are maintained as well. Connecticut Bancshares’ $1.3 billion of deposits at the Hartford County branches represented a 6.7% market share of thrift and bank deposits at June 30, 2002. Connecticut Bancshares’ second largest concentration of deposits was in Tolland County, with $335.5 million of deposits and a 19.7% deposit market share at June 30, 2002. With $304.8 million of deposits and a 17.9% deposit market share, Alliance Bancorp’s market share of deposits in Tolland County was slightly less than Connecticut Bancshares’ market share. Connecticut Bancshares’ maintains a small deposit presence in Windham County with two branches and a 2.7% deposit market share at June 30, 2002, while Alliance Bancorp maintains one branch and a 0.1% deposit market share in Hartford County.

It is anticipated that there will be some consolidation of branches following the acquisitions and conversion of data processing systems to the Bank’s system. Overall, future deposit growth should be enhanced through the Bank’s expanded geographic presence in the state and through the introduction of a broader array of financial services that are currently offered through the Bank’s branches.

Competition

The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as New Haven Savings. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.4 lists the Bank’s largest competitors in each of the primary market area counties that will be served following the

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acquisitions of Connecticut Bancshares and Alliance Bancorp. The Bank’s, Connecticut Bancshares’ and Alliance Bancorp’s deposit market share are also provided in Table 2.4. As shown in Table 2.4, the combined institutions will maintain the largest market share of deposits in Tolland County.

Table 2.4

New Haven Savings Bank

Market Area Counties Deposit Competitors

Location	Name
Hartford County, CT	Fleet National Bank(39.7%)
Webster Financial Corp.(18.9%)
Sovereign Bank(7.1%)
Connecticut Bancshares(6.7%)
Alliance Bancorp(0.1%)

Middlesex County, CT	Liberty Bank(40.5%)
Citizens Bank of CT(24.6%)
Fleet National Bank(12.3%)
New Haven Savings Bank(5.1%)

New Haven County, CT	Webster Bank(18.0%)
Wachovia Bank NA(15.1%)
Fleet National Bank(14.3%)
New Haven Savings Bank(12.9%)

Tolland County, CT	Connecticut Bancshares(19.7%)
Rockville Bank MHC(18.6%)
Alliance Bancorp(17.9%)

Windham County, CT	Savings Institute MHC(17.6%)
Fleet National Bank(17.4%)
Putnam Savings Bank(14.9%)
Connecticut Bancshares(2.7%)

Sources: FDIC and SNL Financial

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of New Haven Savings’ operations versus a group of comparable companies (the “Peer Group”) selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of New Haven Savings is provided by these public companies. Factors affecting the Bank’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between New Haven Savings and the Peer Group, will then be used as a basis for the valuation of NewAlliance’s to-be-issued common stock. Our comparative analysis of New Haven Savings and the Peer Group took into consideration the pro forma impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp. Such data was derived from the prospectus and RP Financial calculations.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 222 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will

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be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since New Haven Savings will be a fully-converted public company upon completion of the offering, we considered only fully-converted public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected twelve institutions with characteristics similar to those of New Haven Savings. In the selection process, we applied two “screens” to the universe of all public companies:

•	Screen #1. Connecticut institutions with assets greater than $1 billion. Two companies met the criteria for Screen #1 and one was included in the Peer Group: Webster Financial Corp. Connecticut Bancshares was the other Connecticut institution with assets greater than $1 billion and was excluded from consideration due to its pending acquisition by New Haven Savings. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in Connecticut.

•	Screen #2. Mid-Atlantic, Northeast and Midwest institutions with assets between $1.5 billion and $10 billion, tangible equity-to-assets ratios of at least 6.0% and positive core return on equity ratios of less than 12%. Thirteen companies met the criteria for Screen #2 and eleven were included in the Peer Group: Anchor Bancorp of Wisconsin, CFS Bancorp of Indiana, First Place Financial Corp. of Ohio, First Sentinel Bancorp of New Jersey, Hudson River Bancorp of New York, OceanFirst Financial Corp. of New Jersey, PennFed Financial Services of New Jersey, Seacoast Financial Services Corp. of Massachusetts, TierOne Corporation of Nebraska, United Community Financial of Ohio, and Waypoint Financial Corp. of Pennsylvania. First Niagara Financial Group of New York and Provident Financial Services of New Jersey were the two companies that were not selected for the Peer Group due to the recency of their conversions, which were both completed in January 2003.

Table 3.1 shows the general characteristics of each of the twelve Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and New Haven Savings, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of New Haven Savings’ financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

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A summary description of the key characteristics of each of the Peer Group companies is detailed below.

•	Anchor Bancorp of Wisconsin. Selected due to comparable funding composition, comparable net interest margin, similar concentration of 1-4 family mortgage loans comprising assets and favorable credit quality measures.

•	CFS Bancorp, Inc. of Indiana. Selected due to traditional thrift operating strategy, operations were significantly impacted by an acquisition completed simultaneously with conversion in 1998, similar interest-earning asset composition, comparable earnings contribution from sources of non-interest operating income and similar concentration of 1-4 family mortgage loans comprising assets.

•	First Place Financial Corp. of Ohio. Selected due to traditional thrift operating strategy, operations were significantly impacted by an acquisition completed in 2000, similar interest-earning asset composition, comparable funding composition, goodwill and intangibles of more than 1% of assets and similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets.

•	First Sentinel Bancorp of New Jersey. Selected due to traditional thrift operating, suburban and urban Mid-Atlantic market area and favorable credit quality measures.

•	Hudson River Bancorp Inc. of New York. Selected due to traditional thrift operating strategy, operations were significantly impacted by acquisitions completed in 2001 and 2002, similar interest-earning asset composition, comparable funding composition, goodwill and intangibles of more than 1% of assets, comparable earnings contribution from sources of non-interest operating income and comparable degree of lending diversification into higher risk types of lending.

•	OceanFirst Financial Corp. of New Jersey. Selected due to traditional thrift operating strategy and favorable credit quality measures.

•	PennFed Financial Services of New Jersey. Selected due to traditional thrift operating strategy, suburban and urban Mid-Atlantic market area, similar concentration of assets held in investment securities, comparable return on average assets and favorable credit quality measures.

•	Seacoast Financial Services Corp. of Massachusetts. Selected due to traditional thrift operating strategy, operations were significantly impacted by acquisitions completed in 1998, 2000 and 2002, suburban and urban Northeast market area, goodwill and intangibles of more than 1% of assets, comparable return on average assets and favorable credit quality measures.

•	TierOne Corporation of Nebraska. Selected due to traditional thrift operating strategy, comparable return on average assets and favorable credit quality measures.

•

United Community Financial of Ohio. Selected due to traditional thrift operating strategy, operations were significantly impacted by acquisitions completed in 2001 and 2002, goodwill and intangibles of more than 1% of assets, similar concentration of

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mortgage-backed securities and 1-4 family loans in aggregate comprising total assets and comparable degree of lending diversification into higher risk types of loans.

•	Waypoint Financial Corporation of Pennsylvania. Selected due to traditional thrift operating strategy, operations were significantly impacted by acquisition completed simultaneously with second-step conversion in 2000, comparable asset size, comparable return on average assets, similar concentration of mortgage-backed securities and 1-4 family loans in aggregate comprising total assets and favorable credit quality measures.

•	Webster Financial Corp. of Connecticut. Selected due to Connecticut market area, traditional thrift operating strategy, operations have been significantly impacted by several acquisitions, goodwill and intangibles of more than 1% of assets and favorable credit quality measures.

In aggregate, the Peer Group companies maintain a slightly lower level of capital than the industry average (9.77% of assets versus 10.50% for all public companies), generate slightly higher earnings as a percent of average assets (0.98% ROAA versus 0.89% for all public companies), and generate a slightly higher return on equity (10.55% ROE versus 9.32% for all public companies). Overall, the Peer Group’s average P/B ratio was higher than the average P/B ratio for all publicly-traded thrifts, while the Peer Group’s average P/E multiple approximated the average P/E multiple for all publicly-traded thrifts.

	All Publicly- Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,375		$3,662
Market capitalization ($Mil)	365		542
Equity/assets (%)	10.50%		9.77%
Return on average assets (%)	0.89%		0.98%
Return on average equity (%)	9.32%		10.55%

Pricing Ratios (Averages)(1)
Price/earnings (x)	16.31	x	16.78	x
Price/book (%)	153.48%		169.83%
Price/assets (%)	16.09%		16.10%

(1)	Based on market prices as of September 19, 2003.

Ideally, the Peer Group companies would be comparable to New Haven Savings in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the

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Peer Group were fairly comparable to New Haven Savings, as will be highlighted in the following comparative analysis. The financial data presented for New Haven Savings includes the estimated pro forma impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for New Haven Savings and the Peer Group. New Haven Savings’ and the Peer Group’s ratios reflect balances as June 30, 2003, unless otherwise indicated for the Peer Group companies. The Bank’s ratios have been adjusted to reflect the pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions, before factoring in the proceeds to be realized from the public stock offering. New Haven Savings’ net worth base of 8.6% was slightly below the Peer Group’s net worth ratio of 9.8%. However, as the result of the significant goodwill and intangibles created by the acquisitions, equal to 9.1% of assets, the Bank’s tangible net worth ratio of negative 0.5% was well below the Peer Group’s tangible net worth ratio of 8.7%. Goodwill and intangibles had a far less significant impact on the Peer Group’s balance sheet, equaling 1.0% of assets. The Bank’s pro forma capital position (consolidated with the holding company) will increase with the addition of the stock proceeds to a level that will be comparable to or exceed the Peer Group’s tangible capital ratio. Both the Bank’s and the Peer Group’s capital ratios reflected surpluses over the regulatory capital requirements. The regulatory capital ratios indicated for New Haven Savings are on a stand alone-basis.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the largest component of their respective interest-earning assets. However, New Haven Savings’ loans-to-assets ratio of 59.0% was somewhat below the comparable Peer Group ratio of 68.2%. Comparatively, the Bank’s cash and investments-to-assets ratio of 28.5% slightly exceeded the comparable Peer Group ratio of 27.0%. Overall, New Haven Savings’ interest-earning assets amounted to 87.5% of assets, which was notably less than the Peer Group’s ratio of 95.2%. The Bank’s lower ratio was attributable to the

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significantly larger impact that goodwill and intangibles had on its balance sheet, as indicated by goodwill-to-assets ratios of 9.1% for the Bank and 1.0% for the Peer Group.

New Haven Savings’ funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 71.2% of assets, which was above the Peer Group average of 62.7%. Comparatively, borrowings were utilized to a greater degree by the Peer Group, as indicated by borrowings-to-assets ratios of 25.4% and 18.4% for the Peer Group and the Bank, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 89.6% and 88.1%, respectively.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group’s IEA/IBL ratio is stronger than the Bank’s ratio, based on respective ratios of 108.1% and 97.7%. The additional capital realized from stock proceeds should serve to provide New Haven Savings with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio, as the increase in capital realized from the stock proceeds will lessen the proportion of interest-bearing liabilities funding assets and on the asset size the proceeds will be primarily deployed into interest-earning investments and loans. At the same time, the Bank’s significantly higher level of goodwill and intangibles will continue to result in a lower interest-earning assets-to-assets ratio than maintained by the Peer Group.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. New Haven Savings’ growth rates were based on annualized growth for the 15 months ended June 30, 2003, while the Peer Group’s growth rates were based on annual growth for the 12 months ended June 30, 2003, or the most recent period available. The Bank’s growth rates reflect New Haven Savings’ growth and the growth resulting from the purchase accounting acquisitions of Connecticut Bancshares and Alliance Bancorp. As the result of the acquisitions, New Haven Savings’ asset growth rate was significantly higher than the comparable growth rate posted by the Peer Group. The Peer Group’s asset growth was realized primarily through growth in loans, which was supplemented with a slightly lower rate of growth for cash and investments. The increase in loans provided by the acquisitions will serve to more than double the size of the

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Bank’s current loan portfolio, while the Bank’s growth rate for cash and investments was significantly less.

Acquisition-related growth also provided for higher deposit, borrowing and net worth growth rates for New Haven Savings. The Bank’s 86.8% deposit growth rate was realized substantially through acquisition-related growth, as the Bank posted only modest deposit growth during the 15-month period. Similarly, borrowings to be obtained through the acquisitions accounted for the significant portion of New Haven Savings’ borrowing growth during the 15-month period, as the acquisitions will add more than $750 million of borrowings to the Bank’s June 30, 2003 balance of borrowings equal to $182.4 million. Asset growth for the Peer Group was funded through a combination of deposits and borrowings, which reflected growth rates of 3.3% and 6.6%, respectively. The Peer Group’s nominally positive capital growth rate reflects the impact of dividend payments and stock repurchases substantially offsetting earnings for the period. Comparatively, the Bank’s significantly higher capital growth rate reflects the retention of all earnings for the period, as well as the issuance of stock for the acquisition of Alliance Bancorp. However, the Bank’s tangible net worth declined significantly, as the result of the goodwill and intangibles that will be created by the acquisitions. Following the conversion, the Bank’s capital growth rate may also be depressed by possible dividend payments and stock repurchases.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended June 30, 2003. The Bank’s earnings have been adjusted to reflect the pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions, including purchase accounting adjustments. For the period shown in Table 3.3, New Haven Savings and the Peer Group reported net income to average assets ratios of 0.83% and 1.00%, respectively. The Peer Group’s higher return was realized through lower operating expenses and higher net gains, which was somewhat offset by the Bank’s higher net interest income, lower loss provisions and higher non-interest operating income.

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The Bank’s stronger net interest margin was the result of a lower interest expense ratio, which was partially offset by the Peer Group’s higher interest income ratio. The Peer Group’s higher interest income ratio was realized through maintaining a higher level of interest-earning assets as a percent of total assets, as the Bank and the Peer Group maintained comparable interest-earning asset yields. Comparatively, the Bank’s lower interest expense ratio was the result of a lower cost of funds, as the Bank and the Peer Group maintained comparable ratios of interest-bearing liabilities as a percent of assets. Overall, New Haven Savings and the Peer Group reported net interest income to average assets ratios of 3.09% and 2.97%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. New Haven Savings’ operating expense to average assets ratio equaled 2.62% for the twelve month period, versus a comparable ratio of 2.18% for the Peer Group. The Bank’s higher operating expense ratio was largely related to the more significant expense impact of amortization of intangibles, which amounted to 0.27% and 0.04% of the Bank’s and the Peer Group’s average assets, respectively. The Bank’s relatively diversified operations, which generated a higher level of non-interest operating income than earned by the Peer Group, also was considered to be a factor that contributed to the Bank’s higher operating expense ratio. Before factoring in any staffing reductions that may result following the acquisitions, the Bank combined with Connecticut Bancshares and Alliance Bancorp maintained a slightly higher number of employees relative to its asset size than the Peer Group. Assets per full time equivalent employee equaled $4.8 million for the Bank, versus a comparable measure of $5.1 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were not as strong as the Peer Group’s. Expense coverage ratios posted by New Haven Savings and the Peer Group equaled 1.18x and 1.36x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

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Sources of non-interest operating income were a larger contributor to the Bank’s earnings, with such income amounting to 0.73% and 0.54% of New Haven Savings’ and the Peer Group’s average assets, respectively. As noted above, the Bank’s higher level of non-interest operating income is supported by diversification of operations into areas that generate fee income and service charges. The Bank’s higher level of non-interest income is also supported by a funding composition that consists of a comparatively higher level of deposits than maintained by the Peer Group, which generate non-interest income through service charges and cross-selling of other fee-based products and services. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s core earnings, New Haven Savings’ efficiency ratio of 61.5% approximated the Peer Group’s efficiency ratio of 61.0%.

Loan loss provisions had a more significant impact on the Peer Group’s earnings, amounting to 0.15% and 0.03% of the Peer Group’s and the Bank’s average assets, respectively. The higher level of loss provisions established by the Peer Group was consistent with the Peer Group’s higher loans-to-assets ratio (see Table 3.2) and higher ratio of non-performing loans-to-loans (see Table 3.6). Overall, the level of loan loss provisions established by the Bank and the Peer Group were reflective of low credit risk operating strategies, which, in turn, supported the maintenance of generally favorable credit quality measures by the Bank and the Peer Group.

Net gains provided a larger contribution to the Peer Group’s earnings, equaling 0.34% and 0.08% of average assets for the Peer Group and the Bank, respectively. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution’s core earnings. In the case of New Haven Savings, the gains were in part derived through selling fixed rate loans into the secondary market, which is considered to be an ongoing activity for the Bank during low interest rate environment periods such that prevailed in 2002 and the first two quarters of 2003. Likewise, the gains recorded by the Peer Group primarily consisted of gains derived from the sale of fixed rate loans into the secondary market, which is also considered an ongoing activity for the majority of the Peer Group companies. Accordingly, such gains warrant some consideration as a core earnings factor for the Bank and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

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Taxes had a slightly larger impact on the Peer Group’s earnings, as New Haven Savings and the Peer Group posted effective tax rates of 33.1% and 35.9%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions, as well as data pertaining to investments in mortgage-backed securities, loans serviced for others and risk-weighted assets. New Haven Savings’ ratios include the pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions. The information presented for the Bank and the Peer Group reflect data as of June 30, 2003, unless otherwise indicated for the Peer Group companies. In comparison to the Peer Group, the Bank’s loan portfolio composition reflected a comparable concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (54.2% of assets versus 55.4% for the Peer Group). The Peer Group maintained a higher concentration of 1-4 family loans, which was largely offset by the Bank’s higher concentration of mortgage-backed securities. Loans serviced for others represented a more significant off-balance sheet item for the Peer Group, both in terms of balance of loans serviced ($606.0 million versus $440.6 million for the Bank) and as a percent of assets on-balance sheet assets (16.5% versus 8.2% for the Bank). The Peer Group’s larger portfolio of loans serviced for others portfolio also translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.10% and 0.05% of the Peer Group’s and the Bank’s assets, respectively.

Diversification into higher risk types of lending was fairly comparable for the Bank and the Peer Group. Commercial real estate loans represented the most significant area of loan portfolio diversification for the Bank and the Peer Group, with such loans equaling 12.0% and 13.5% of the Bank’s and the Peer Group’s assets, respectively. Consumer loans (7.3% of assets) and commercial business loans (6.2% of assets) constituted the other major areas of lending diversification for the Bank. The balance of the Peer Group’s loan portfolio composition was dividend fairly evenly between commercial business loans (4.3% of assets), construction and land loans (4.2% of assets) and consumer loans (3.9% of assets). Construction and land loans constituted a relatively minor area of lending diversification for the Bank, with such loans

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equaling 1.7% of assets. New Haven Savings and the Peer Group maintained comparable risk weighted assets-to-assets ratios of 64.1% and 63.5%, respectively, both of which were higher than the average ratio of 59.9% for all publicly-traded thrifts.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. The Bank’s ratios for “Balance Sheet Measures” reflect the pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions. The “Quarterly Change In Net Interest Income” figures reflect New Haven Savings’, due to the absence of data for the merged entity. Additionally, the historical fluctuations in Connecticut Bancshares’ and Alliance Bancorp’s net interest margins is considered to be less meaningful for purposes of analyzing interest rate risk of the combined entity, since Connecticut Bancshares’ and Alliance Bancorp’s interest rate sensitive assets and liabilities will be marked-to-market based on prevailing interest rates at the time the acquisitions become effective.

In terms of balance sheet composition, New Haven Savings’ interest rate risk characteristics were considered to be less favorable than the Peer Group’s. Most notably, New Haven Savings’ lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. Likewise, the Peer Group’s lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate interest income. On a pro forma basis, the infusion of stock proceeds should serve to narrow the gap between the Bank’s and the Peer Group’s ratios, although the Bank will continue to maintain a significantly higher ratio for non-interest earning assets due to the goodwill and intangibles that will result from the acquisitions.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for New Haven Savings and the Peer Group. In general, the more significant fluctuations in the Bank’s ratios implied there was a slightly greater degree of interest rate risk associated with its net interest income compared to the Peer Group’s.

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Credit Risk

Overall, both the Bank’s and the Peer Group’s credit quality measures were considered to be representative of limited credit risk exposure. New Haven Savings’ ratios include the pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions. As shown in Table 3.6, New Haven Savings’ ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.15% versus 0.50% for the Peer Group). Likewise, New Haven Savings’ non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was lower than the Peer Group’s ratio (0.20% versus 0.63% for the Peer Group). Loss reserve ratios were also stronger for the Bank, as the Bank maintained a higher level of loss reserves as a percent of non-performing loans (615.5% versus 305.9% for the Peer Group) and a slightly higher level of reserves as a percent of loans (1.25% versus 1.13% for the Peer Group). Net loan charge-offs were a slightly factor for the Peer Group, as net loan charge-offs posted by the Bank and the Peer Group equaled 0.05% and 0.12% of their respective loan balances.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of New Haven Savings. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines, which have been adopted in practice by the FDIC and the Connecticut Department of Banking, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

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The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in New Haven Savings’, Connecticut Bancshares’ and Alliance Bancorp’s operations and financial conditions; (2) monitor New Haven Savings’, Connecticut Bancshares’ and Alliance Bancorp’s operations and financial conditions relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including New Haven Savings’ value, or New Haven Savings’ value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group, incorporating the Connecticut Bancshares and Alliance Bancorp acquisitions, and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of

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government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of New Haven Savings coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strength are noted as follows:

•	Overall A/L Composition. Loans and investments funded by retail deposits were the primary components of the Bank’s and Peer Group’s balance sheets. The Bank’s interest-earning asset composition exhibited a lower loans-to-assets ratio, but a similar degree of diversification into higher risk and higher yielding types of loans. Overall, the Bank and the Peer Group exhibited comparable risk weighted assets-to-assets ratios. New Haven Savings’ funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Bank maintained a lower level of interest-earning assets and a comparable level of interest-bearing liabilities relative to the Peer Group’s measures, which resulted in a higher IEA/IBL ratio for the Peer Group. The infusion of stock proceeds should serve to increase the Bank’s IEA/IBL ratio to a ratio that is more comparable to the Peer Group’s ratio, although the Bank will continue to maintain a higher level of non-interest earning assets compared to the Peer Group. The Bank’s higher level of non-interest earning assets is largely due the significant amount of goodwill and intangibles that will result from the acquisitions. Accordingly, for valuation purposes, RP Financial concluded that a slight downward adjustment was warranted for the Bank’s overall asset/liability composition.

•	Credit Quality. The Bank maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Reserve coverage ratios were also stronger for the Bank, both as a percent of loans and as a percent of non-performing loans. Net loan charge-offs were slightly more significant for the Peer Group, while the Bank’s and the Peer Group’s risk weighted assets-to-assets ratios were comparable. Overall, in comparison to the Peer Group, the Bank’s measures imply a lower degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Bank’s credit quality.

•	Balance Sheet Liquidity. The Bank operated with a higher level of cash and investment securities relative to the Peer Group (28.5% of assets versus 27.0% for

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the Peer Group). The Bank’s cash and investments ratio reflects the reduction in cash and investments to fund the Connecticut Bancshares’ acquisition, but does not reflect the impact of the stock offering. Accordingly, after taking into account the pro forma impact of the stock offering, the Bank’s cash and investments ratio is expected to be exceed the current ratio as proceeds raised in the offering will offset the funding of the Connecticut Bancshares acquisition. New Haven Savings’ future borrowing capacity was considered to be slightly greater than the Peer Group’s, in light of the higher level of borrowings currently maintained by the Peer Group. However, both the Bank and the Peer Group were considered to have ample borrowing capacities. Overall, balance sheet liquidity was considered to be more favorable for the Bank and, thus, RP Financial concluded that a slight upward adjustment was warranted for this factor.

•	Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with the Bank’s funding composition reflecting a higher concentration of deposits and lower utilization of borrowings in comparison to the Peer Group’s measures. The Bank’s overall funding composition provided for a lower cost of funds and contributed to the higher level of revenues generated from non-interest income sources. In total, the Bank maintained a comparable level of interest-bearing liabilities as the Peer Group. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Bank’s capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets. Overall, RP Financial concluded that a slight upward adjustment was warranted for New Haven Savings’ funding composition.

•	Capital. The Bank maintains a slightly lower pre-conversion capital ratio than the Peer Group on a reported basis, while on a tangible capital basis the Bank’s pre-conversion capital ratio is significantly lower than the Peer Group’s ratio. After factoring in stock proceeds, the Bank’s tangible capital position is expected to be comparable to the Peer Group’s tangible capital ratio. Accordingly, RP Financial concluded that no adjustment was warranted for the Bank’s pro forma capital position.

Overall, the upward adjustments applied for the Bank’s credit quality, funding liabilities and balance sheet liquidity were considered to be substantially offset by the downward adjustment applied for the Bank’s asset/liability composition. Accordingly, no adjustment was determined to be appropriate for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future

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earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Bank reported lower earnings on a ROAA basis (0.83% of average assets versus 1.00% for the Peer Group). A lower level of operating expenses and a higher level of net gains supported the Peer Group’s higher return. A higher net interest margin, a lower level of loss provisions and a higher level of non-interest operating income represented earnings advantages for New Haven Savings. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank’s earnings on an ROAA basis. At the same time, the Bank will incur certain one-time expenses related to the acquisitions and the expense of amortizing the stock benefit plans. Overall, after factoring the pro forma impact of the conversion and the acquisitions, New Haven Savings’ reported earnings warranted a slight downward adjustment for valuation purposes.

•	Core Earnings. Both the Bank’s and the Peer Group’s earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a higher net interest margin, a higher level of non-interest operating income and a higher operating expense ratio. The Bank’s higher net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.18x versus 1.36x for the Peer Group). However, the Bank’s efficiency ratio of 61.5% was comparable to the Peer Group’s efficiency ratio of 61.0%, as the Bank’s higher net interest margin and higher level of non-interest operating income offset its higher level of operating expenses. Loss provisions had a more significant impact on the Peer Group’s earnings and the Bank maintained a lower effective tax rate than the Peer Group. Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, indicate comparable core earnings strength for the Bank and the Peer Group and no adjustment was warranted for the Bank’s core earnings.

•

Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Bank’s net interest margins. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Bank’s capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should narrow the current advantages reflected in the Peer Group’s ratios. However, as the result of the Bank’s significantly higher level of non-interest earnings assets, the Bank will need to maintain a higher yield-cost spread to sustain a comparable level of net interest income as the Peer Group. Overall, RP Financial concluded that the interest rate risk associated with the Bank’s earnings was greater than the Peer

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Group’s earnings interest rate risk exposure and a slight downward valuation adjustment was necessary for this factor.

•	Credit Risk. Loan loss provisions were a larger factor in the Peer Group’s earnings (0.15% of average assets versus 0.03% for the Bank). Other factors, such as the Bank’s lower ratios of non-performing assets and non-performing loans, stronger reserve coverage ratios and lower net loan charge-offs also implied a lower degree of credit risk exposure was associated with the Bank’s earnings. Overall, RP Financial concluded that a slight upward valuation adjustment was warranted for the Bank’s earnings credit risk exposure.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, earnings growth facilitated by acquisition related growth was considered to be more favorable for the Bank pursuant to the increase in earnings that will be provided by the acquisitions of Connecticut Bancshares and Alliance Bancorp. Second, following the infusion of stock proceeds, the Bank’s earnings growth potential with respect to leverage capacity will be comparable to the Peer Group’s. Lastly, the Bank’s more diversified operations into areas that generate non-interest operating income provides greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Bank’s earnings growth potential appears to be more favorable than the Peer Group’s, and, thus, we concluded that a slight upward adjustment was warranted for this factor.

•	Return on Equity. The Bank’s pro forma return on equity will be below the comparable averages for the Peer Group and the industry, which will primarily be attributable to New Haven Savings’ higher pro forma capital position on a reported basis. In view of the lower capital growth rate that will be imposed by New Haven Savings’ lower ROE, we concluded that a moderate downward adjustment was warranted for the Bank’s pro forma ROE.

Overall, the Bank’s slightly more favorable measures for credit risk and earnings growth potential were more than offset by the Peer Group’s more favorable measures for reported earnings, interest rate risk and, most significantly, the Peer Group’s stronger return on equity. Accordingly, RP Financial concluded that a slight downward valuation adjustment was warranted for the Bank’s profitability, growth and viability of earnings.

3.	Asset Growth

As the result of the Connecticut Bancshares and Alliance Bancorp acquisitions, New Haven Savings’ asset growth was significantly stronger than the Peer Group’s. Without the acquisitions, the Bank’s annualized growth rate of 6.6% for the 15-month period ended June 30,

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2003 equaled the Peer Group’s annual growth rate. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will be similar to the Peer Group’s ratio, indicating comparable leverage capacity as maintained by the Peer Group. The expansion of market area and customer base should also facilitate growth opportunities for the Bank, particularly given the greater diversity of products and services that will be offered to the current customers of the acquired institutions. On balance, we believe a slight upward adjustment was warranted for this factor.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The market area served by the Bank following the acquisitions will include a mixture of rural, suburban, and urban markets, with the New Haven and Hartford markets constituting the two major population centers in the primary market area. The five-county primary market area has experienced population and household growth since 1990, with the strongest growth occurring in the less populous suburban and rural markets. The primary market area has a fairly diversified economy, which has experienced a slow down in conjunction with the national economic down turn. Competition faced by the Bank for deposits and loans is significant, which includes other locally based banks and savings institutions, as well as regional and super regional banks.

Overall, the markets served by the Peer Group companies were viewed as having demographic growth characteristics that were relatively comparable to the Bank’s primary market area. The primary market areas served by the Peer Group companies are generally less populous and on average experienced a higher population growth rate compared to the Bank’s primary market area. However, the projected population growth rates for the primary areas served by the Peer Group companies are on average less than the projected population growth rates for the Bank’s primary market area. The Bank combined with Connecticut Bancshares and Alliance Bancorp will maintain a similar deposit market share as the Peer Group companies on average, indicating no material advantage or disadvantage for the Bank in terms of the degree of competition faced for deposits and competitive position within the market area. Comparative per capita income data indicate that the Peer Group companies generally operate in markets that are

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comparable in affluence as the markets served by the Bank, with both the Bank’s and the Peer Group’s markets reflecting per capita income measures that were slightly below their respective state per capita income measures. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, June 2003 unemployment rates for the markets served by the Peer Group companies generally were comparable to the unemployment rates reflected for the counties of New Haven, Hartford and Tolland. On balance, we concluded that no valuation adjustment was appropriate for the Bank’s market area.

Table 4.1

Market Area Unemployment Rates

New Haven Savings and the Peer Group Companies (1)

	County	June 2003 Unemployment
New Haven Savings Bank - CT	New Haven	5.7%
	Hartford	5.8
	Tolland	4.0

The Peer Group
Anchor Bancorp - WI	Dane	3.0%
CFS Bancorp, Inc. - IN	Lake	5.6
First Place Financial Corp. - OH	Trumbull	7.3
First Sentinel Bancorp - NJ	Middlesex	5.2
Hudson River Bancorp - NY	Columbia	3.0
OceanFirst Financial - NJ	Ocean	5.3
PennFed Financial Services - NJ	Essex	7.3
Seacoast Financial Services - MA	Bristol	6.4
TierOne Corporation - NE	Lancaster	4.2
United Community Financial - OH	Mahoning	7.9
Waypoint Financial Corp. - PA	Dauphin	4.3
Webster Financial Corp. - CT	New Haven	5.7

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

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5.	Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eleven out of the twelve Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.33% to 3.13%. The average dividend yield on the stocks of the Peer Group institutions was 2.21% as of September 19, 2003, representing an average payout ratio of 39.7% of core earnings. As of September 19, 2003, approximately 93% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.16% and an average payout ratio of 36.7% of core earnings. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Bank’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eleven of the Peer Group companies trade on the NASDAQ system and Webster Financial Corporation trades on the NYSE. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $172.2 million to $1.8 billion as of September 19, 2003, with average and median market values of $542.3 million and $504.0 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 6.8 million to 45.6 million, with average and median shares outstanding of 23.0 million and 23.2 million, respectively. The Bank’s pro forma market

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value will be in the upper end of the range of market values exhibited by the Peer Group companies, while shares outstanding for the Bank will exceed the Peer Group range. It is anticipated that the Bank’s stock will be quoted on the NASDAQ National Market System. Overall, we anticipate that the Bank’s stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as New Haven Savings: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market for thrift franchises in Connecticut. All of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year.

The broader stock market experienced heavy selling pressure in September 2002, which was attributable to third quarter earning warnings from a broad spectrum of companies, economic data signaling a slowing economic recovery and a growing threat of a war in Iraq. The

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sell-off in the broader stock market continued into the fourth quarter, with looming fears of a war with Iraq and worsening corporate profits pushing the Dow Jones Industrial Average (“DJIA”) to its lowest close in five years in early-October 2002. Stocks rebounded on technical factors in mid-October, as the DJIA posted a weekly gain after six consecutive weeks of decline. The rally in the broader stock market continued through the balance of October, reflecting more attractive valuations following the third quarter sell-off and some upbeat third quarter earnings news by some blue chip stocks. After six consecutive months of decline, the DJIA was up 10.6% for the month of October.

The rebound in the broader stock market that began in October 2002 continued into early-November, as the Federal Reserve cut short-term interest rates by a larger-than-expected half a percentage point. Following eight consecutive weeks of gains, the DJIA declined during the first two weeks of December, as mounting concerns over geopolitical tensions overshadowed better-than-expected economic data. The broader market recovered slightly in mid-December, despite growing concerns of how strongly business would rebound in 2003 and escalating war talk with Iraq. Downbeat economic data and war concerns pulled stocks lower at the close of 2002, with the DJIA positing its worst year since 1977 closing down 16.8% for the year.

Stocks surged higher at the start of the new year, with data showing December manufacturing activity stronger than expected. Favorable expectations for the government’s economic stimulus package supported further gains in the market, although early indications of mixed earnings for the fourth quarter and ongoing geopolitical concerns served to temper the rally in mid-January. The strong gains posted at the beginning of 2003 were wiped out in late-January, as disappointing fourth quarter earnings and the looming war with Iraq pulled the broader market lower. War fears and the uncertain outlook for the economy continued to weigh down stocks through most of February and into early-March, as blue chip stocks dropped to a five-month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had anticipated.

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Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ moved to a five-month high in early-May. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the DJIA moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac’s top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ Composite Index posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. As an indication of the general trends in the nation’s stock markets over the past year, as of September 19, 2003, the DJIA closed at 9644.82, an increase of 20.8% from one year earlier, while the NASDAQ Composite Index stood at 1905.70, an increase of 56.1% over the same time period. The Standard & Poors 500 Index closed at 1036.30 on September 19, 2003, an increase of 22.6% from a year ago.

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The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated in conjunction with the broader market. A third quarter earnings warning by Astoria Financial Corp. had a negative ripple effect throughout the thrift sector in mid-September 2002, particularly the large-cap issues. Astoria Financial Corp. warned that third quarter earnings would come in below expectations, which was attributable to the sustained low interest rate environment that resulted in higher than expected prepayments in both its mortgage lending and MBS portfolios. Thrift issues settled into a narrow trading range at the end of third quarter, as a number of the larger publicly-traded thrifts reaffirmed third quarter earnings targets. Third quarter earnings warnings by some of the large banks contributed to a decline in thrift stocks at the beginning of the fourth quarter. However, thrift stocks bounced back in mid-October, reflecting generally favorable third quarter earnings reports from the thrift sector.

The gains recorded in thrift issues in October were sustained into-early November 2002, which was supported by the rally in the broader stock market and growing speculation that the Federal Reserve would cut rates in November. Despite the larger than expected rate cut by the Federal Reserve, thrift stocks eased lower in mid-November. The downward pressure in thrift issues was attributable to concerns about potential margin compression and mortgage servicing rights impairment resulting from the decline in short-term interest rates. However, thrift issues recovered in late-November, as financial issues participated in the broader stock market rally. Thrift issues settled into a narrow trading range in December, reflecting the lack of meaningful news in the financial sector and an uncertain outlook for 2003.

Financial stocks participated in the broader stock market rally at the beginning of the new year, particularly those with relatively high dividend yields in light of the elimination of dividend taxation set forth in the government’s economic stimulus package. Despite generally favorable fourth quarter earnings, thrift issues eased lower in late-January 2003. Thrift issues traded in a narrow range throughout February and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stocks continued to be supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less

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volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war’s direction.

Financial stocks eased higher at the beginning of the second quarter, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac’s management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader stock market. Profit taking and growing speculation of a rate cut by the Federal Reserve pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp’s announced acquisition of Roslyn Bancorp.

The rally in the broader stock market combined with acquisition speculation in certain regional markets served to boost thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve’s decision to leave interest rates unchanged at its mid September meeting. On September 19, 2003, the SNL Index for all publicly-traded thrifts closed at 1,336.0, an increase of 34.6% from one year ago.

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B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book (“P/TB”) ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2003 have generally been well received, although there have been only a limited number of completed through the first eight months of the year. As shown in Table 4.2, only one standard conversion offering and one second-step conversion offering have been completed during the past three months. The pro forma price/tangible book ratio of the recent standard conversion equaled 66.3%, while the pro forma core earnings multiple was not meaningful. The standard conversion offering, which raised gross proceeds of only $2.8 million, closed at the top of the super range. The pro forma price/tangible book ratio of the recent second-step conversion equaled 90.9% and the pro forma core earnings multiple equaled 18.3 times. Gross proceeds raised in the second-step offering equaled $66.1 million and that offering also closed at the top of the super range. In general, second-step conversions tend to be priced at a higher P/TB ratio than standard conversions. We believe investors take into consideration their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Additionally, the higher P/TB ratio is facilitated by the lower percentage of stock sold in the public offering in comparison to a standard conversion offering in which 100% of the stock is

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sold. Jefferson’s stock price increased 20.0% during its first week of trading as a fully converted company.

Shown in Table 4.3 are the current pricing ratios of Jefferson, which has been the only publicly-traded offering completed during the past three months. Based on Jefferson’s closing market price as of September 19, 2003, Jefferson’s P/B ratio equaled 124.55% and core P/E multiple equaled 24.91 times.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on New Haven Savings’ stock price of recently completed and pending acquisitions of other savings institutions operating in Connecticut. As shown in Exhibit IV-4, there were four Connecticut thrift acquisitions completed between the beginning of 2001 through year-to-date 2003, and there are currently four acquisitions pending of Connecticut savings institutions including Connecticut Bancshares and Alliance Bancorp. The recent acquisition activity involving Connecticut savings institutions may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence New Haven Savings’ trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for conversion shares, and the acquisition market for Connecticut thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

New Haven Savings’ management team appears to have experience and expertise in all of the key areas of the Bank’s operations. The directors and staff that will be added through the

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acquisitions of Connecticut Bancshares and Alliance Bancorp will serve to strengthen personnel depth and expertise. Two member of Connecticut Bancshares’ Board of Directors and one member of Alliance Bancorp’s Board of Directors will be added to the Bank’s and Company’s Board of Directors to form a new 14-member Board of Directors. The Bank’s current executive management will serve as executive management for the merged entity. Exhibit IV-5 provides summary resumes of New Haven Savings’ Board of Directors and senior management. The financial characteristics of the Bank, Connecticut Bancshares and Alliance Bancorp suggest that all three institutions have been effectively managed and there appears to be a well-defined organizational structure for the merged entity.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted FDIC regulated institution, New Haven Savings will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment

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Key Valuation Parameters:	Valuation Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC and the Connecticut Department of Banking, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing New Haven Savings’ to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds and the acquisitions of Alliance Bancorp and Connecticut Bancshares. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in New Haven Savings’ prospectus for offering expenses, reinvestment rate, effective tax rate, Foundation shares, purchase accounting adjustments for the acquisitions of Connecticut Bancshares and Alliance Bancorp, and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Bank and the Peer Group and resulting price/core earnings ratios.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or

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“P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings—we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of September 19, 2003, the pro forma market value of the Bank’s conversion stock, including the stock to-be-issued for the acquisition of Alliance Bancorp and the shares to-be-issued to the Foundation was $750,130,950 at the midpoint, equal to 75,013,095 shares at $10.00 per share. The size of the offering at the midpoint value is equal to $650,000,000.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings, including the estimated pro forma earnings impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp, equaled $43.396 million for the twelve months ended June 30, 2003. In deriving New Haven Savings’ estimated core earnings for purposes of

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the valuation, the adjustments made to reported earnings were to eliminate net gains on the sale and write down of investment securities ($5.219 million), eliminate net gains on the sale of loans ($1.769 million), eliminate net loss on limited partnership investments ($3.041 million) and eliminate other gains on the sale of assets ($93,000). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 35.0%, the Bank’s core earnings were determined to equal $40.771 million for the twelve months ended June 30, 2003. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount(1)
($000)
Net income	$43,396
Less: Net gains on sale of securities	(3,392)
Less: Net gains on sale of loans	(1,150)
Add back: Net losses on limited partnerships	1,977
Less: Gain on sale of other assets	(60)

Core earnings estimate	$40,771

(1)	Adjustments were tax effected at 35.0%.

Based on the Bank’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the $750.1 million midpoint value equaled 17.51 times and 18.65 times, respectively, which provided for a premium of 4.4% and a discount of 0.6% relative to the Peer Group’s average reported and core earnings multiples of 16.78 times and 18.77 times, respectively (see Table 4.4).

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value taking into account the estimated pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions. In applying the P/B approach, we considered both reported book value and tangible book value. Goodwill and intangibles created by the acquisitions of Connecticut Bancshares and Alliance Bancorp have been estimated to equal $482.3 million. Based on the $750.1 million midpoint valuation, New Haven Savings’ pro forma P/B and P/TB ratios equaled 72.40% and 135.63%, respectively.

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In comparison to the average P/B and P/TB ratios for the Peer Group of 169.83% and 193.33%, the Bank’s ratios reflected discounts of 57.4% and 29.8%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the nature of the calculation of the pro forma P/B ratio which mathematically results in a discount ratio to book value, the Bank’s comparatively lower pro forma return on equity and the resulting pricing ratios under the earnings and assets approaches.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base taking into account the estimated pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions and conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, New Haven Savings’ value equaled 12.69% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 16.10%, which implies a discount of 21.2% has been applied to the Bank’s pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The only recent standard conversion completed within the past three months closed at a price/tangible book ratio of 66.3% (see Table 4.2). The price of the recent standard conversion appreciated by 20.0% during the first week of trading. In comparison, the Bank’s P/TB ratio at the appraised midpoint value reflects a premium of 104.6% relative to the closing P/TB ratio of the recent conversion. The meaningfulness of this comparative technical analysis is considered to be somewhat diminished

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by the absence of a larger pool of recent conversion offerings and the small size of the offering such that the stock is not quoted on a public exchange.

The one second-step conversion completed during the past three month closed at a price/tangible book ratio of 90.9% (see Table 4.2). The price of the second-step conversion appreciated by 25.0% during the first week of trading. In comparison, the Bank’s P/TB ratio at the appraised midpoint value reflects a premium of 49.2% relative to the closing P/TB ratio of the recent second-step conversion and a premium of 8.9% relative to the current P/TB ratio based on closing market prices as of September 19, 2003. The meaningfulness of this comparative technical analysis is also considered to be somewhat diminished by the different characteristics of a second-step conversion offering compared to a full conversion offering.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 19, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the 2.5 exchange ratio for the outstanding shares of Alliance Bancorp’s common stock and 3,000,0000 shares to be issued to the Foundation was $750,130,950 at the midpoint. Pursuant to conversion guidelines, the 15% offering range provides for a minimum aggregate value of $652,630,950 and a maximum aggregate value of $847,630,950. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 65,263,095 at the minimum and 84,763,095 at the maximum. In the event the appraised value is subject to an increase, up to 95,975,595 shares may be issued at an issue price of $10.00 per share, for an aggregate market value of $959,755,950, without requiring a resolicitation.

Based on this valuation range, the offering range is as follows: $552,500,000 at the minimum, $650,000,000 at the midpoint, $747,500,000 at the maximum and $859,625,000 at the top of the super maximum. Based on a $10.00 per share offering price, the number of offering shares is as follows: 55,250,000 at the minimum, 65,000,000 at the midpoint, 74,750,000 at the maximum and 85,962,500 at the top of the super maximum. The comparative pro forma

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valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.